                                                FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-131045

PROSPECTUS

                           HEALTH FITNESS CORPORATION

                        6,681,000 SHARES OF COMMON STOCK

     With this prospectus, the persons named in this prospectus or in prospectus supplements (collectively, the "Selling Stockholders") may offer and sell up to 6,681,000 shares of our common stock in the manner described under "Plan of Distribution." The shares of common stock covered by this prospectus include:

     - 5,100,000 shares of common stock issued on March 10, 2006 upon conversion of 1,000 shares of Series B Convertible Preferred Stock ("Series B Stock") we issued on November 14, 2005 in a private placement to a limited number of accredited investors;

     - up to 1,530,000 shares of common stock, equal to 30% of the number of shares of common stock issuable upon conversion of the Series B Stock, we may be required to issue from time to time upon exercise, for cash, of warrants we issued on November 14, 2005 to the original purchasers of the Series B Stock; and

     - up to 51,000 shares of common stock we may be required to issue from time to time upon exercise of warrants we issued on November 14, 2005 to the placement agents (or their affiliates) for the Series B Stock.

     All 1,000 shares of Series B Stock, which are not covered by this prospectus, were automatically converted into an aggregate 5,100,000 shares of our common stock on March 10, 2006, the date the SEC first declared effective the registration statement to which this prospectus relates.

     We are required to maintain the effectiveness of the registration statement to which this prospectus relates until the earlier of the date all shares of common stock covered by this prospectus have been sold using this prospectus or pursuant to Rule 144 (or other similar rule then in effect) under the Securities Act of 1933, or such date as all shares of common stock covered by this prospectus may be sold without volume restrictions pursuant to Rule 144(k).

     Although we might receive cash proceeds from the exercise of the warrants referenced above, we will not receive any proceeds from the sales, if any, of the common stock covered by this prospectus. We will pay the expenses related to the registration of the common stock covered by this prospectus. The Selling Stockholders will pay commissions and selling expenses, if any, incurred by them.

     Our common stock is listed on the OTCBB under the symbol "HFIT." The low and high sale prices for our common stock on March 30, 2006 on the OTCBB was $2.25 and $2.44 per share, respectively.

     INVESTING IN OUR COMMON STOCK IS SPECULATIVE AND INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 10, 2006.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    i
INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS.............   ii
CAUTION REGARDING FORWARD-LOOKING STATEMENTS................   ii
PROSPECTUS SUMMARY..........................................    1
THE OFFERING................................................    3
RISK FACTORS................................................    7
USE OF PROCEEDS.............................................   10
PRICE RANGE OF COMMON STOCK.................................   10
DIVIDEND POLICY.............................................   11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   12
PRINCIPAL SHAREHOLDERS......................................   36
SELLING STOCKHOLDERS........................................   39
PLAN OF DISTRIBUTION........................................   42
DESCRIPTION OF CAPITAL STOCK................................   44
LEGAL MATTERS...............................................   46
EXPERTS.....................................................   46
WHERE YOU CAN FIND MORE INFORMATION.........................   46

                             ---------------------

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or as of the earlier date or later date (in the case of information in a prospectus supplement) stated with respect to such specific information, as applicable, regardless of the time of any sale of the common stock. This document may be used only where it is legal to sell these securities.

     Other than in the United States, we have not taken any action or otherwise authorized any action that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for those purposes is required. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus in the United States.

     In this prospectus, unless otherwise stated or the context otherwise requires, reference to "the Company," "Health Fitness," "HFC," "we," "us," "our" and similar references refer to Health Fitness Corporation and its consolidated subsidiaries.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using the SEC's shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Stockholders from time to time may sell the common stock covered by this prospectus in the manner described in "Plan of Distribution." The shares covered by this prospectus include 5,100,000 shares of common stock issuable upon the automatic conversion of all shares of Series B Stock on the date the SEC first declares effective the registration statement to which this prospectus relates, 1,530,000 shares of common stock, equal to 30% of the number of shares of common stock issuable upon conversion of the Series B Stock, issuable upon the exercise, for cash, of outstanding warrants we issued to the original purchasers of the Series B Stock and 51,000 shares of common stock issuable upon the exercise, for cash, of warrants we issued to certain of the placement agents (or their affiliates) for the Series B Stock.

     A prospectus supplement may include additional risk factors or other special considerations applicable to our business or common stock. Any prospectus supplement may also add, update, or change information in this prospectus. We recommend that you carefully read this entire prospectus, and all information incorporated by reference in this prospectus, together with any supplements before making a decision to invest in our common stock.

                INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

     This prospectus incorporates documents by reference that are not presented in or delivered with it. This means that we have disclosed important business, financial, and other information by referring you to the publicly filed documents containing this information. All information incorporated by reference is part of this prospectus. The information incorporated by reference in this prospectus is accurate only as of the date of the information on the front cover of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus or any sale of the common stock.

     This prospectus incorporates by reference the documents listed below, which we have filed with the SEC under SEC File No. 0-25064:

     - Annual Report on Form 10-K for the year ended December 31, 2005 filed March 30, 2006;

     - Current Report on Form 8-K/A filed March 2, 2006 containing certain pro forma and historical financial statement information in connection with our acquisition of HealthCalc.Net, Inc. effective as of December 23, 2005; and

     - Current Report on Form 8-K filed December 29, 2005 with respect to our acquisition of HealthCalc.Net, Inc. effective as December 23, 2005.

     All of the above filings are readily available on our website at www.hfit.com, or you may request a copy of these filings at no cost by making a written or telephone request to:

     Wesley W. Winnekins
     Chief Financial Officer
     Health Fitness Corporation
     3600 American Blvd W, Suite 560
     Bloomington, MN 55431
     Telephone: (952) 831-6830
     (Fax) 952-897-5173
     wes.winnekins@hfit.com

                  CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, and information incorporated by reference in this prospectus, contain, and supplements to this prospectus might contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Essentially all statements, other than statements of historical facts, included in or incorporated by reference in this prospectus and in any prospectus supplements are forward-looking statements. Forward-looking statements involve substantial risks and uncertainties, and our actual results may be significantly different than those expressed in our forward-looking statements. Our forward-looking statements relate primarily to our growth strategies, assessments of trends in our industry, our competitive strengths, adequacy of our financial resources, future revenues, projected costs and prospects. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

     You are cautioned not to place undue reliance upon our forward-looking statements. Our actual results, and the outcome of other events identified in forward-looking statements, could differ materially from the expectations disclosed in our forward-looking statements. Although it is not possible to foresee all of the risks we may face and the other factors that may cause actual results to be materially different than those expressed in our forward-looking statements, we have described in "Risk Factors" the risks and factors we believe are most likely to cause our actual results or events to differ materially from the forward-looking statements that we make. Other risks, uncertainties and factors, both known and unknown, could cause our actual results to differ materially from those described in our forward-looking statements.

     Our forward-looking statements do not reflect all potential effects of any future acquisitions, mergers, dispositions, joint ventures or strategic investments we may make, which are difficult to predict and assess. We do not assume any obligation to update or revise any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

                               PROSPECTUS SUMMARY

     This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus (including information incorporated by reference herein) and any prospectus supplements carefully, especially the sections titled "Caution Regarding Forward-looking Statements," "Risk Factors" and "Managements' Discussion and Analysis of Financial Condition and Results of Operations," together with our financial statements and the related notes included elsewhere in this prospectus and in prospectus supplements, before deciding to invest in shares of our common stock.

OUR BUSINESS

     As a leading provider of fitness center management and health management programs to corporations, hospitals, communities and universities located in the United States and Canada, we currently have agreements with approximately 150 customers to staff and manage more than 400 fitness and wellness centers, including 224 corporate fitness centers, 55 corporate wellness programs, 13 corporate occupational health programs, 17 hospital, commercial and university-based fitness centers and wellness programs, and 95 corporate sites that do not have full-time staff. Approximately 70 of our customers are Fortune 1000 companies.

     Major corporations, hospitals and universities invest in fitness centers and health improvement programs for several reasons. We believe it is becoming widely accepted that healthier employees are more productive, experience reduced levels of stress and are absent from work less often due to illness. Additionally, companies are struggling to deal with the escalating cost of providing employee healthcare benefits, which have been and are expected to continue increasing at double-digit rates. Many companies are beginning to recognize that employees are their most important asset, and consider employee health improvement initiatives a top priority.

     In March 2005, we reorganized our operations to focus more clearly on the two areas of our business: fitness management services and health management services. Within each area, we provide three types of services: (i) staffing services, which generally include on-site staff at our customer's site to manage daily operations, (ii) program services, which generally include personal training, weight loss programs, seminars, specialty fitness classes, massage therapy, paper and web-based health risk assessments, biometric screenings to assess blood profiles, data collection, management and reporting and educational literature and programs, and (iii) consulting services, which typically include fitness center floor plan designs, interior design plans, selection and sourcing of fitness equipment, fitness program design and analysis of the effectiveness of employee health improvement programs. As of December 31, 2005 and 2004, staffing services accounted for approximately 91.9% and 95.2%, respectively, of total revenue and program and consulting services accounted for approximately 8.1% and 4.8%, respectively, of total revenue.

     Key elements of our growth strategy include: (i) further developing fitness and health management programs and services through internal expertise, partnerships and potential mergers or acquisitions; (ii) expanding existing fitness management relationships to include comprehensive health management services; (iii) pursuing customer opportunities with mid-sized companies and other smaller organizations, who are generally underserved and in need of employee health management services because of rising healthcare costs; (iv) continuing to pursue opportunities to offer on-site fitness management services to large organizations; and (v) exploring international growth opportunities as large companies begin to broaden their scope of participation in employee health management programs.

RECENT DEVELOPMENTS

  PRIVATE PLACEMENT OF SECURITIES; REDEMPTION OF SERIES A CONVERTIBLE PREFERRED STOCK

     On November 14, 2005, we issued an aggregate of 1,000 shares of Series B Convertible Preferred Stock (the "Series B Stock") to a limited number of accredited investors for an aggregate purchase price of $10.2 million. After selling commissions and expenses, we received net proceeds of approximately

$9.4 million. The Series B Stock automatically converted into 5,100,000 shares of common stock effective on March 10, 2006, the date the SEC first declared effective the registration statement to which this prospectus relates. We also issued the same investors 5-year warrants (the "Warrants") to purchase 1,530,000 shares of common stock, equal to 30% of the number of shares of common stock issuable upon conversion of the Series B Stock, for $2.40 per share, subject to weighted-average anti-dilution adjustments for certain issuances or deemed issuances of equity securities for less than $2.40 per share which may reduce the stated exercise price of $2.40 per share. We issued the placement agents (or their affiliates) for the Series B Stock warrants to acquire 102,000 shares of our common stock on substantially the same terms as the Warrants, except the exercise price of such warrants is $2.00 per share. The shares of common stock issuable upon the automatic conversion of the Series B Stock, upon the exercise of the Warrants and upon exercise of placement agent warrants to purchase 51,000 shares of common stock represent all of the securities covered by this prospectus.

     We used approximately $5.1 million of the net proceeds from the issuance of the Series B Stock to redeem, effective November 15, 2005: (i) all of the outstanding shares of Series A Convertible Preferred Stock, which were convertible into 2,222,210 shares of common stock, and (ii) warrants to purchase 1,275,463 shares of common stock if exercised for cash, or 916,458 shares of common stock if exercised on a "cash-less" exercise basis, which warrants were issued to original purchaser of the Series A Convertible Preferred Stock. We used substantially all of the remainder of the net proceeds to acquire HealthCalc.Net, Inc.

  ACQUISITION OF HEALTHCALC.NET, INC.

     On December 23, 2005, we acquired all of the capital stock of HealthCalc.Net, Inc. ("HealthCalc"), a leading provider of web-based fitness, health management and wellness programs to corporations, health care organizations, physicians and athletic/fitness centers. We paid $4 million in cash and issued 847,281 shares of our common stock to HealthCalc's shareholders at the closing of the acquisition on December 23, 2005. We may become obligated to pay or issue, as the case may be, an additional amount of up to $2 million in cash, common stock, or a combination thereof, to HealthCalc's shareholders under a 12-month, earn-out formula based upon HealthCalc achieving certain revenue objectives for fiscal year 2006.

     Founded in 1997, and headquartered in Dallas, Texas, HealthCalc's web-based platform provides customers with a variety of tools and resources to identify opportunities to impact health care costs through lifestyle improvement programs for individuals. In addition to other services, the HealthCalc platform allows individuals to take periodic online health assessments, track their daily exercise, receive online health coaching, and provide access to the latest health education and information in an internet-based environment.

     HealthCalc has been one of our technology providers for approximately ten years. Management believes that owning HealthCalc's proven technology platform is an important element of our overall strategy of growing our health management services. Prior to the acquisition, we used HealthCalc's web-based system in many of our fitness centers to track member usage and perform health assessments. The HFC version of the HealthCalc platform (Live for Life-e) become a foundation of our health management services, and was used by over 500,000 individual registered users from our various institutional customers during 2005.

     We have incorporated by reference in this prospectus our unaudited pro forma combined financial statements giving effect to our acquisition of HealthCalc as of September 30, 2005 and for the nine months ended September 30, 2005 and year ended December 31, 2004. You are encouraged to read our unaudited pro forma financial statements carefully.

  POTENTIAL FOR DIRECTOR TO NOT STAND FOR REELECTION

     Mr. Cary Musech has served on our Board of Directors since December 2003. Mr. Musech joined the Board of Directors in connection with an investment agreement between us and Bayview Capital Partners

LP (See "Related Party Transactions" elsewhere in the prospectus for a more complete description of this transaction). Bayview's investment was fully redeemed (except for an insignificant number of warrants) and Bayview's investment agreement was terminated effective as of November 15, 2005. Mr. Musech has indicated that he will continue to serve as a director until our next annual meeting (typically held in May of each year) but that, as a result of our redemption of substantially all of Bayview Partner's investment, he likely will not seek another term as a director at that time.

COMPANY INFORMATION

     We are a Minnesota corporation with executive offices at 3600 American Blvd W., Suite 560, Bloomington, Minnesota 55431. Our telephone number is (952) 831-6830. We were incorporated on March 31, 1987.

                                  THE OFFERING

Common Stock Covered by this
Prospectus....................   6,681,000 shares, including 5,100,000 shares
                                 that were issued and outstanding as of March
                                 10, 2006, and up to 1,581,000 shares that may be issued upon exercise, for cash, of warrants held by Selling Stockholders.

Common Stock Outstanding
Assuming the Sale of all
Common Stock Covered by this
Prospectus(1).................   20,511,368.

Use of Proceeds...............   We will not receive any proceeds from the sale
                                 of the common stock covered by this prospectus.
                                 To the extent all of the warrants to purchase
                                 the 1,581,000 shares of common stock covered by
                                 this prospectus are exercised for cash, we
                                 would receive approximately $3.8 million in the
                                 aggregate from such exercises. All of the
                                 warrants may be exercised on a "cash-less"
                                 basis, in which case we would not receive any
                                 cash proceeds.
---------------

(1) The number of shares of our common stock to be outstanding after this offering is based on 18,930,368 shares outstanding as of March 31, 2006 (including all 5,100,000 shares we issued on March 10, 2006 upon conversion of the Series B Stock and excluding all 1,581,000 shares covered by this prospectus issuable upon exercise of warrants) and excludes:

     - 2,504,175 shares of common stock issuable as of March 31, 2006 upon the exercise of outstanding stock options under our 2005 Stock Option Plan at exercise prices between $0.30 and $3.00 per share;

     - an aggregate of 811,350 shares of common stock reserved for future issuance under our 2005 Stock Option Plan at the market value of our common stock at the date of grant and an aggregate of 141,615 shares of common stock reserved for future issuance under our employee stock purchase plan; and

     - 51,000 shares of common stock issuable as of March 31, 2006 upon the exercise of warrants issued to certain of the placement agents (or their affiliates) of the Series B Stock (the underlying shares of which are not covered by this prospectus) at an exercise price of $2.00 per share, and 62,431 shares of common stock issuable as of December 31, 2005 upon the exercise of warrants at exercise prices between $2.24 and $2.70 per share.

Risk Factors..................   An investment in our common stock is
                                 speculative and involves risks. You should read the "Risk Factors" section of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in shares of our common stock.

Plan of Distribution..........   The shares of common stock covered by this
                                 prospectus may be sold by the Selling
                                 Stockholders in the manner described under "Plan of Distribution."

OTCBB Symbol..................   "HFIT."

SELECTED FINANCIAL DATA AND SUPPLEMENTARY FINANCIAL INFORMATION

     You should read the following selected financial data and supplementary financial information together with our complete financial statements and the related notes, and our "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which is included herein or incorporated by reference in this prospectus. We derived the following annual information from our audited consolidated financial statements as of December 31, 2005, 2004, 2003, 2002 and 2001. We derived the following quarterly financial information from our unaudited consolidated financial statements for each quarter indicated. All unaudited consolidated financial statements contain, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information set forth herein. Historical results of operations may not be indicative of results to be expected for any future period.

     The selected financial data and supplementary financial information as of and for all periods ended December 31, 2005 reflects our acquisition of HealtCalc.Net, Inc. on December 23, 2005, our redemption of all Series A Convertible Preferred Stock and certain warrants to purchase common stock on November 15, 2005 and our issuance of 1,000 shares of Series B Convertible Preferred Stock and warrants to purchase common stock on November 14, 2005, all as described in more detail in the "Recent Developments" section of this prospectus, from and after the effective date of each such transaction. We have incorporated by reference in this prospectus our unaudited pro forma combined financial statements giving effect to our acquisition of HealthCalc as of September 30, 2005 and for the nine months ended September 30, 2005 (giving effect to the transaction as if it occurred January 1, 2005) and year ended December 31, 2004 (giving effect to the transaction as if it occurred January 1, 2004). You are encouraged to read our pro forma financial statements carefully.

  SELECTED FINANCIAL DATA

                                                                     YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                          2005      2004      2003      2002      2001
                                                         -------   -------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue................................................  $54,942   $52,455   $31,479   $27,865   $25,910
                                                         -------   -------   -------   -------   -------
Net earnings (loss) applicable to common
  shareholders.........................................  $ 1,204   $ 1,588   $   (27)  $ 3,001   $ 1,806
                                                         =======   =======   =======   =======   =======
Net earnings per common share:
  Basic................................................  $  0.09   $  0.13   $  0.00   $  0.24   $  0.15
                                                         =======   =======   =======   =======   =======
  Diluted..............................................  $  0.08   $  0.10   $  0.00   $  0.24   $  0.15
                                                         =======   =======   =======   =======   =======

                                                                     YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                          2005      2004      2003      2002      2001
                                                         -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Total Assets...........................................  $27,585   $20,934   $19,808   $12,956   $10,199
Long-Term Debt.........................................       --     1,613     4,350        --        --
Shareholders' Equity...................................   10,488    11,484     9,732     9,079     6,063

  SUPPLEMENTARY FINANCIAL INFORMATION

                                                       FISCAL YEAR 2005
                                   --------------------------------------------------------
                                                        QUARTER ENDED
                                   --------------------------------------------------------
                                    MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                   -----------   -----------   -------------   ------------
Revenue..........................  $13,465,101   $13,678,615    $13,464,278    $14,334,211
Gross profit.....................    3,441,802     3,450,616      3,498,814      3,425,942
Net earnings (loss) applicable to
  common shareholders............      627,934       498,183        506,488       (428,204)
Net earnings (loss) per share
  Basic..........................  $      0.05   $      0.04    $      0.04    $     (0.03)
  Diluted........................         0.04          0.03           0.03          (0.03)
Weighted average common shares
  outstanding
     Basic.......................   12,619,603    12,652,370     12,863,971     13,008,291
     Diluted.....................   16,614,522    16,618,997     16,662,753     13,008,291

                                                       FISCAL YEAR 2004
                                   --------------------------------------------------------
                                                        QUARTER ENDED
                                   --------------------------------------------------------
                                    MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                   -----------   -----------   -------------   ------------
Revenue..........................  $12,666,374   $13,129,715    $13,154,340    $13,504,239
Gross profit.....................    3,086,937     3,442,358      3,347,083      3,582,839
Net earnings applicable to common
  shareholders...................      336,707       470,754        465,164        314,995
Net earnings per share
  Basic..........................  $      0.03   $      0.04    $      0.04    $      0.03
  Diluted........................         0.02          0.03           0.03           0.02
Weighted average common shares
  outstanding
     Basic.......................   12,409,619    12,483,979     12,550,679     12,566,735
     Diluted.....................   16,038,913    16,066,003     16,122,175     16,349,043

                                                       FISCAL YEAR 2003
                                   --------------------------------------------------------
                                                        QUARTER ENDED
                                   --------------------------------------------------------
                                    MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                   -----------   -----------   -------------   ------------
Revenue..........................  $ 7,518,205   $ 7,732,626    $ 7,445,094    $ 8,782,897
Gross profit.....................    1,654,399     1,581,142      1,465,768      1,833,888
Net earnings (loss) applicable to
  common shareholders............      267,980       217,333         87,786       (600,353)
Net earnings (loss) per share
  Basic..........................  $      0.02   $      0.02    $      0.01    $     (0.05)
  Diluted........................         0.02          0.02           0.01          (0.05)
Weighted average common shares
  outstanding
     Basic.......................   12,308,321    12,322,908     12,341,284     12,356,315
     Diluted.....................   12,404,312    12,467,821     12,743,441     12,356,315

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information included in or incorporated by reference in this prospectus and prospectus supplements, including our annual and interim financial statements, before deciding to invest in shares of our common stock. If any one of the following risks or uncertainties actually occurs, any combination thereof occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

     The timing of new and lost management service contracts may not be indicative of trends in our business or of future quarterly financial results. We evaluate our business, in part, by reviewing trends in our financial performance. Management believes an important indicator of our outlook is revenue to be derived from fitness and health management service contracts we enter into with customers. Fitness and health management service contracts are often long-term contracts (i.e., 3-5 years), contain annual, automatic renewals and generally require 30 to 60 days notice to terminate, or to avoid the automatic annual renewal feature. Revenue from new contracts often is not recognized for a period of 90 to 180 days after proposal acceptance due to lead times necessary to execute a contract and hire staff to begin providing services. Since termination notice periods are considerably less than the time it takes to begin servicing new contracts, the revenue lost in a reporting period may significantly exceed the revenue gained from new contracts.

     Because of these timing differences, management generally does not view changes in quarterly revenue, whether sequential or comparable prior quarter changes, to be indicative of our outlook or trends in our business or to be reflective of revenue expected in succeeding quarters. Rather, management generally evaluates revenue trends in our fitness and health management services business based upon 12-to 18-month periods since we believe this helps minimize the timing impact from new and terminated contracts. Management cautions investors not to place undue reliance upon fluctuations in quarterly revenue viewed in isolation from revenue information over longer periods of time (e.g., comparative trailing 12-month information), and to not view quarterly revenue as necessarily being indicative of our outlook or results to be expected in future quarters.

     Failure to identify acquisition opportunities may limit our growth. An important part of our growth has been the acquisition of complementary businesses. We may choose to continue this strategy in the future. Management's identification of suitable acquisition candidates involves risks inherent in assessing the value, strengths, weaknesses, overall risks and profitability of acquisition candidates. Management may be unable to identify suitable acquisition candidates. If we do not make suitable acquisitions, we may find it more difficult to realize growth objectives and to enhance shareholder value.

     In addition, future acquisitions may be dilutive to shareholders, cause us to incur additional indebtedness and large one-time expenses or create intangible assets that could result in significant amortization expense. If we spend significant funds or incurs additional debt, our ability to obtain necessary financing may decline and we may be more vulnerable to economic downturns and competitive pressures. Management cannot guarantee that we will be able to successfully complete any future acquisitions, or that we will be able to finance such acquisitions.

     We may not realize the anticipated benefits of acquisitions we complete. On December 23, 2005, we acquired HealthCalc.Net, Inc. In the future, we may acquire other businesses. The process of integrating new businesses into our operations poses numerous risks, including:

     - an inability to assimilate acquired operations, information systems and technology platforms, and internal control systems and products;

     - diversion of management's attention;

     - difficulties and uncertainties in transitioning business relationships from the acquired entity to us; and

     - the loss of key employees of acquired companies.

     If we are unsuccessful in integrating HealthCalc, or any other future acquisitions, into our operations, we might not realize all of the anticipated benefits of such acquisitions. In such instances, our acquisitions might not be accretive to our earnings, the costs of such acquisitions may otherwise outweigh the benefits of such acquisitions and the market price of our common stock might decline.

     We may not be able to successfully cross-sell our health management programs to our fitness management customers. A part of our growth strategy involves continuing and expanding our efforts to sell health management services to our fitness management customers. Our cross-selling efforts may not be successful since our experience indicates that some current customers have different internal departments involved with procuring fitness management services, on the one hand, and health management services on the other hand. As a result, we may be required to establish new relationships with personnel within our customers, which will limit the potential benefit of established relationships we have developed. We may also be required to overcome different purchasing requirements and standards to the extent they vary within internal departments of our customers. We may experience similar difficulties in cross-selling all of our services to foreign operations of our domestic customers. If we experience significant limitations as a result of the foregoing circumstances, or any other circumstances, we may not be able to increase our revenues or profitability to the extent we anticipate.

     We may experience difficulty managing growth, including attracting qualified staff. We have experienced growth during the past few years, both organically and by acquisition. Our ability to grow in the future will depend on a number of factors, including the ability to obtain new customers, expand existing customer relationships, develop additional fitness and health improvement programs and services and hire and train qualified staff. We may experience difficulty in attracting and retaining qualified staff in various markets to meet growth opportunities. Further, in order to attract qualified staff, we may be required to pay higher salaries and enhance benefits in more competitive markets, which may result in a material adverse effect on our results of operation and financial condition. Sustaining growth may require us to sell our services at lower prices to remain competitive, which may result in a material adverse effect on our results of operation and financial condition. There can be no assurance that we will be able to manage expanding operations effectively or that we will be able to maintain or accelerate our growth, and any failure to do so may result in a material adverse effect on our results of operation and financial condition.

     Failure to renew existing customer contracts could have a negative effect on our financial condition and results of operations. Our growth strategy depends in part upon continuous development and improvement of attractive and effective health management programs and services. Our failure to anticipate trends or to successfully develop, improve or implement such programs or services may have a material adverse effect on our results of operation and financial condition. We currently contract with third party partners to provide a portion of such programs and services and anticipates that this will continue to be the case. If any of such third party partners no longer made these programs and services available to us, there is no assurance that we would be able to replace such third-party partner programs and services, and if we could not do so, our ability to pursue growth strategies would be seriously compromised.

     We are dependent on maintaining our corporate relationships. The majority of our contracts are with large corporations regarding the management of on-site fitness centers. While the specific terms of such agreements vary, some contracts are subject to early termination by the corporate customer without cause. Although we have a history of consistent contract renewals, there can be no assurance that future renewals will be secured. The early termination or non-renewal of corporate contracts may have a material adverse effect on our results of operation and financial condition.

     Our financial results are subject to discretionary spending of our customers. Our revenue, expenses and net income are subject to general economic conditions. A significant portion of our revenue is derived from companies who historically have reduced their expenditures for on-site fitness management services during economic downturns. Should the economy weaken, or experience more significant recessionary pressures, corporate customers may reduce or eliminate their expenditures for on-site fitness center management services, and prospective customers may not commit resources to such services. Also, should the size of a customer's workforce be reduced, we may have to reduce the number of staff assigned to manage a customer's fitness center. Additionally, our operations in Canada are subject to foreign currency risk, although these operations currently represent less than 5% of our overall revenues. These factors may have a material adverse effect on our results of operation and financial condition.

     The loss of any of our key employees could have a material adverse effect on our performance and results of operations. Our success is highly dependent on the efforts, abilities and continued services of our executive officers and other key employees. The loss of any of the executive officers or key employees may have a material adverse effect on our results of operation and financial condition. We believe that our future success will depend on our ability to attract, motivate and retain highly-skilled corporate, divisional, regional and site-based personnel. Although historically we have been successful in retaining the services of our senior management, there can be no assurance that we will be able to do so in the future.

     We operate within a highly competitive market against formidable companies. We compete for new and existing corporate customers in a highly fragmented and competitive market. Management believes that our ability to compete successfully depends on a number of factors, including quality and depth of service, locational convenience and cost. The market for on-site fitness center management services is price-sensitive. From time to time, we may be at a price disadvantage with respect to the competition, as such competition may offer competing services at substantially lower prices than ours. There can be no assurance that we will be able to compete successfully against current and future competitors, or that competitive pressures we face will not have a material adverse effect on our results of operation and financial condition.

     Our results of operations could be adversely impacted by litigation. Because of the nature of our business, we expect that the Company may be subject to claims and litigation alleging negligence or other grounds for liability arising from injuries or other harm to the customers we serve. We have occasionally been named a defendant in claims relating to accidents that occurred in the fitness centers we manage. There can be no assurance that additional claims will not be filed, and that our insurance will be adequate to cover liabilities resulting from any claim.

     We could experience a potential depressive effect on the price of our common stock following the exercise and sale of existing convertible securities. At March 31, 2006, we had outstanding stock options and warrants to purchase an aggregate of 4,198,606 shares of common stock. The exercise of such outstanding stock options and warrants and the sale of the common stock acquired thereby, may have a material adverse effect on the price of our common stock. In addition, the exercise of such outstanding stock options and warrants and sale of such shares of our common stock could occur at a time when we might otherwise be able to obtain additional equity capital on terms and conditions more favorable to us.

     We have implemented, on a limited basis, a business model for managing corporate fitness centers on a cost-neutral or for-profit basis. We have, on a limited basis, implemented a model of managing corporate fitness centers on a cost-neutral or for-profit basis without receiving a management fee from the corporate owner of such centers. Corporate-owned centers are resistant to significant membership fees and fee increases, and we may not be successful in sufficiently managing costs and/or in raising service levels and associated revenues, as required to achieve profit objectives.

     Our common stock is thinly traded, and subject to volatility. Our common stock is traded on the Over the Counter Bulletin Board. Investing in OTC securities is speculative and carries a high degree of risk. Many OTC securities are relatively illiquid, or "thinly traded," which can enhance volatility in the share price and make it difficult for investors to buy or sell without dramatically affecting the quoted price or may be unable to sell a position at a later date. As a result, you may find it more difficult to dispose of or obtain accurate quotations as to the price of our shares of the common stock. If limited trading in our stock continues, it may be difficult for you to sell their shares in the public market at any given time at prevailing prices.

     If there are substantial sales of our common stock, our stock price could decline. If our existing shareholders sell a large number of shares of our common stock, if holders of options and warrants exercise and sell a large number of shares of our common stock, or the public market perceives that existing securityholders might sell a large number of shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

     Adverse effect of undesignated stock and anti-takeover provisions. Our authorized capital includes 8,499,000 shares of undesignated stock. Our board of directors has the power to issue any or all of the shares of undesignated stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporations Act, or MBCA, regarding "control share acquisitions" and "business combinations." We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated stock and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our board of directors. As a result, our shareholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price, voting and other rights of the holders of common stock may also be affected. See "Description of Capital Stock."

                                USE OF PROCEEDS

     Although we may receive cash proceeds from the exercise of warrants related to the issuance of common stock covered by this prospectus, we will not receive any proceeds from the periodic sales, if any, of the common stock covered by this prospectus.

                          PRICE RANGE OF COMMON STOCK

     Trading of our common stock is conducted in the over-the-counter markets (often referred to as "pink sheets") or on the OTC Bulletin Board.

     The following table sets forth, for the periods indicated, the range of low and high bid prices for our common stock.

                                                               LOW    HIGH
                                                              -----   -----
FISCAL YEAR 2005:
  Fourth quarter............................................  $1.89   $2.63
  Third quarter.............................................   2.10    2.65
  Second quarter............................................   2.25    2.65
  First quarter.............................................   2.33    2.90

                                                               LOW    HIGH
                                                              -----   -----
FISCAL YEAR 2004:
  Fourth quarter............................................  $1.52   $2.95
  Third quarter.............................................   1.37    1.75
  Second quarter............................................   1.40    1.90
  First quarter.............................................   1.21    2.15

     At March 30, 2006, the low and high sale price was $2.25 and $2.44, respectively.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future. We presently expect to retain any earnings to finance the development and expansion of our business. The payment of dividends, if any, is subject to the discretion of the Board of Directors, and will depend on our earnings, financial condition, capital requirements and other relevant factors. Our credit facility with Wells Fargo Bank restricts our ability to declare or pay dividend on any class of our capital stock or to redeem any shares of capital stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations together with our annual financial statements and the related notes incorporated by reference in this prospectus. Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus and in prospectus supplements for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and in any similar discussions or analyses contained in prospectus supplements.

                                    OVERVIEW

     We provide fitness center and health management services and programs to corporations, hospitals, communities and universities located in the United States and Canada.

     On December 8, 2003, we purchased the business assets of the Health & Fitness Management Services Division of Johnson & Johnson Health Care Systems Inc., or as referred to herein JJHCS. Prior to the acquisition, we were the largest provider of corporate fitness center management services, while JJHCS was a leading provider of employee health and wellness management services, although JJHCS also managed corporate fitness centers. We completed the acquisition in order to broaden our platform of fitness center management contracts, as well as to obtain additional expertise in the area of employee health promotion and management services.

     On December 23, 2005, we acquired all of the capital stock of HealthCalc.Net, Inc. (HealthCalc), a leading provider of web-based fitness, health management and wellness programs to corporations, health care organizations, physicians and athletic/fitness centers. Management believes that owning HealthCalc's proven technology platform is an important element of our overall strategy of growing our health management services. HealthCalc has been one our technology providers for approximately ten years. HealthCalc's web-based platform provides customers with a variety of tools and resources to identify opportunities to impact health care costs through lifestyle improvement programs for individuals. In addition to other services, the HealthCalc platform allows individuals to take periodic online health assessments, track their daily exercise, receive online health coaching, and provide access to the latest health education and information in an internet-based environment.

     The discussion in this section includes the effects of the JJHCS acquisition on December 8, 2003, includes the effects of the HealthCalc transaction on December 23, 2005, if material to the discussion, includes the effects of our redemption of all Series A Convertible Preferred Stock and certain warrants to purchase common stock on November 15, 2005, if material to the discussion, and our issuance of 1,000 shares of Series B Convertible Preferred Stock and certain warrants to acquire common stock on November 14, 2005, if material to the discussion, from and after the date of each such transaction.

CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, trade and other accounts receivable, goodwill, and stock-based compensation. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. Management bases its estimates and judgments on historical experience, observation of trends in the industry, information provided by customers and other outside sources and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

     Revenue Recognition -- Revenue is recognized at the time the service is provided to the customer. For annual contracts, monthly amounts are recognized ratably over the term of the contract. Certain services provided to the customer may vary on a periodic basis. The revenues relating to these services are estimated in the month that the service is performed. Amounts received from customers in advance of providing services are treated as deferred revenue and recognized when the services are provided. We have contracts with third-parties to provide ancillary services in connection with their fitness and wellness management services and programs. Under such arrangements, the third-parties invoice and receive payments from us based on transactions with the ultimate customer. We do not recognize revenues related to such transactions as the ultimate customer assumes the risk and rewards of the contract and the amounts billed to the customer are either at cost or with a fixed markup.

     Trade and Other Accounts Receivable -- Trade and other accounts receivable represent amounts due from companies and individuals for services and products. We grant credit to customers in the ordinary course of business. We generally do not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of customers. We maintain allowances for potential credit losses which, when realized, have been within management's expectations. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their geographic dispersion.

     Goodwill -- Goodwill represents the excess of the purchase price and related costs over the fair value of net assets of businesses acquired. The carrying value of goodwill and other intangible assets is tested for impairment on an annual basis or when factors indicating impairment are present. Projected discounted cash flows are used in assessing these assets.

     Stock-Based Compensation -- We utilize the intrinsic value method of accounting for our stock-based employee compensation plans. All options granted had an exercise price equal to the market value of the underlying common stock on the date of grant and accordingly, no compensation cost is reflected in net earnings for the years ended December 31, 2005, 2004, and 2003.

     Valuation of Derivative Instruments -- In accordance with the interpretive guidance in EITF Issue No. 05-4, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", we value warrants we issued in November 2005 in our financing transaction as a derivative liability. We must make certain periodic assumptions and estimates to value the derivative liability. Factors affecting the amount of this liability include changes in our stock price, the computed volatility of our stock price and other assumptions. The change in value is reflected in our statements of operations as non-cash income or expense, and the changes in the carrying value of derivatives can have a material impact on our financial statements. For the year ended December 31, 2005, we recognized a non-cash charge of $634,435 upon revaluation of certain warrants that are subject to this accounting treatment. The derivative liability associated with these warrants is reflected on our balance sheets as a long-term liability. This warrant liability will remain until the warrants are exercised, expire, or other events occur to cause the termination of the derivative accounting, the timing of which may be outside our control.

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 2005 AND 2004

     Revenue.  Revenue increased $2,487,000 or 4.7%, to $54,942,000 for 2005, from $52,455,000 for 2004. Of this increase, $1,917,000 is attributable to an increase in sales of our fitness and health program and consulting services, and $570,000 is attributable to an increase in staffing revenue from health management contracts.

     Gross Profit. Gross profit increased $358,000, or 2.7%, to $13,817,000 for 2005, from $13,459,000 for 2004. Of this increase, $582,000 is attributable to growth in our fitness and health program and consulting services. This increase was offset by a $224,000 decrease in gross profit due primarily to higher costs for employee medical benefits compared to 2004.

     Operating Expenses and Operating Income. Operating expenses increased $384,000, or 3.9%, to $10,303,000 for 2005, from $9,919,000 for 2004. This increase is primarily attributed to anticipated increases in salaries and other operating expenses in our contract administration, programs management, sales and corporate administration areas.

     As a result of the previously discussed changes in gross profit and operating expenses, operating income decreased $27,000, or 0.8%, to $3,514,000 for 2005, from $3,541,000 for 2004.

     Other Income and Expense. Interest expense decreased $440,000 to $26,000 for 2005, from $466,000 for 2004. This decrease is primarily due to the December 2004 repayment of our $2,000,000 Senior Subordinated Note held by Bayview Capital Partners LP. In addition, we incurred a $475,000 one-time charge in December 2004, of which $395,000 was non-cash, in connection with the early repayment of the $2,000,000 Senior Secured Subordinated Note.

     In December 2005, we incurred a $634,000 non-cash charge related to a change in fair value for 1,530,000 warrants we issued in connection with the sale of $10.2 million of our Series B Convertible Preferred Stock in November 2005. Refer to "Critical Accounting Policies", Valuation of Derivative Instrument, and the section titled "Liquidity and Capital Resources" contained elsewhere in this document for further discussion of the accounting we will follow for this equity transaction.

     Income Taxes. Current income tax expense increased $591,000 to $1,519,000 for 2005, from $928,000 for 2004. This increase is primarily attributable to the disallowance of a tax deduction for the $634,000 non-cash charge we incurred due to the change in fair value of warrants discussed above.

     The changes in income tax expense between 2005 and 2004 had no material effect on our cash position for 2005 due to available net operating loss carryforwards and non-cash adjustments to tax assets.

     Our effective tax rate increased to 53.0% for 2005, compared to 35.7% for 2004. This increase is primarily attributable to the disallowance of a tax deduction for the non-cash charge attributable to the revaluation of warrants.

     Net Earnings. As a result of the above, net earnings for 2005 decreased $329,000 to $1,345,000, compared to net earnings of $1,674,000 for 2004.

     Dividends to Preferred Shareholders. Dividend to preferred shareholders increased $55,000 to $141,000 for 2005, from $86,000 for 2004. This increase is entirely attributable to a dividend of 5% that we accrued on the $10.2 million gross proceeds from the issuance of the Series B Convertible Preferred Stock on November 14, 2005.

  YEARS ENDED DECEMBER 31, 2004 AND 2003

     Revenue.  Revenue increased $20,976,000, or 66.6%, to $52,455,000 for 2004, from $31,479,000 for 2003. Of this increase, $18,761,000 is attributable to the acquisition of JJHCS, and $641,000 is attributable to revenue from new management contracts secured in 2004. Also contributing to this increase is a $92,000 increase in consulting revenue. The remaining increase of $1,482,000 is attributable to an increase in sales of our fitness and health improvement program services.

     Gross Profit. Gross profit increased $6,924,000, or 105.9%, to $13,459,000 for 2004, from $6,535,000 for 2003. Of this increase, $6,298,000 is attributable to growth of management and program services related to the acquisition of JJHCS. The remaining increase of $626,000 is attributable to new management contracts secured in 2004, as well as growth in our fitness and health improvement program services.

     Operating Expenses and Operating Income. Operating expenses increased $4,752,000, or 92.0%, to $9,919,000 for 2004, from $5,167,000 for 2003. Of this increase, $805,000 represents a non-cash expense related to the amortization of acquired intangible assets. The remaining increase of $3,947,000 is primarily attributed to the cost of salaries, benefits and other expenses of the JJHCS management team.

     As a result of the previously discussed changes in gross profit and operating expenses, operating income increased $2,173,000, or 158.8%, to $3,541,000 for 2004, from $1,368,000 for 2003.

     Other Income and Expense. Interest expense increased $261,000 to $466,000 for 2004, from $204,000 for 2003. This increase is primarily due to the debt facilities the Company secured to finance the JJHCS acquisition. In addition, we incurred a $475,000 one-time charge in December 2004, of which $395,000 was non-cash, in connection with the early repayment of a $2,000,000 Senior Secured Subordinated Note.

     Income Taxes. Current income tax expense increased $399,000 to $928,000 for 2004, from $529,000 for 2003. This increase is attributable to the increase in earnings before income taxes.

     The changes in income tax expense between 2004 and 2003 had no material effect on our cash position for 2004 due to available net operating loss carryforwards.

     Our effective tax rate decreased to 35.7% for 2004, compared to 45.5% for 2003. This decrease is primarily attributable to an adjustment to deferred tax assets relating to a change in our computation of state net operating loss utilization.

     Net Earnings. As a result of the above, net earnings for 2004 increased $1,041,000 to $1,674,000, compared to net earnings of $633,000 for 2003.

     Dividends to Preferred Shareholders. To finance our acquisition of JJHCS, the Company sold $1,000,000 in Series A Convertible Preferred Stock, or as referred to herein as the Preferred Stock, to Bayview Capital Partners LP, or as referred to herein as Bayview. The Preferred Stock was issued to Bayview at a price of $1.00 per share, resulting in the issuance of 1,000,000 shares. The Preferred Stock has a stated dividend rate of 6% per year, computed on a simple interest basis, paid in kind in the form of additional shares of Preferred Stock using a price of $1.00 per share, or as referred to herein as the PIK Dividends. We accrued dividends of $86,400 and $3,834 for the years ended December 31, 2004 and 2003.

     When Bayview made its commitment to invest in the Company on August 25, 2003, the fair value of our common stock to be received upon conversion of the Preferred Stock was greater than the conversion price of the preferred stock, which resulted in a beneficial conversion feature. Accordingly, the Company calculated a $656,096 beneficial conversion feature which has been recorded as a deemed dividend in the consolidated statement of operations for the year ended December 31, 2003.

                        RECENT ACCOUNTING PRONOUNCEMENTS

     In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement 123R, Share-Based Payment. Statement 123R is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supercedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans, and provides that the fair value of such share-based compensation be expensed in a company's financial statements. We expect that the adoption of Statement 123R will result in a decrease of net income in future periods due to additional compensation expense attributed to employee stock options. We do not expect the expense related to employee stock options to be materially different from amounts previously disclosed on a proforma basis. We will be required to implement Statement 123R in connection with our Quarterly Report on For 10-Q for the period ended Mar 31, 2006.

     In May 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections. Statement 154 replaces APB Opinion No. 20, Accounting Changes,and FASB Statement 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 is for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of Statement 154 is not anticipated to have an impact on our financial position or results of operation.

                        LIQUIDITY AND CAPITAL RESOURCES

     Our working capital increased $939,000 to $4,895,000 for 2005, from $3,956,000 for 2004. This increase is largely attributable to increases in cash, accounts receivable and prepaid expenses, which were offset by a decrease in deferred tax assets.

     In addition to cash flows generated from operating activities, our other source of liquidity and working capital is provided by a $7,500,000 Credit Agreement with Wells Fargo Bank, N.A. (the "Wells Loan"). At our option, the Wells Loan bears interest at prime, or the one-month LIBOR plus a margin of 2.25% to 2.75% based upon our Senior Leverage Ratio (effective rate of 7.25% and 5.25% at December 31, 2005 and 2004). The availability of the Wells Loan decreases $250,000 on the last day of each calendar quarter, beginning September 30, 2003, and matures on June 30, 2007. Working capital advances from the Wells Loan are based upon a percentage of our eligible accounts receivable, less any amounts previously drawn. The facility provided maximum borrowing capacity of $5,000,000 and $6,000,000 at December 31, 2005 and 2004. Excluding current outstanding balances, and based upon eligible accounts receivable, $5,000,000 and $3,758,851 was available for borrowing on such respective dates. All borrowings are collateralized by substantially all of our assets. At December 31, 2005, we were in compliance with all of our financial covenants.

     On November 14, 2005 (the "Effective Date"), we issued an aggregate of 1,000 shares of Series B Convertible Preferred Stock (the "Series B Stock") in an equity financing transaction (the "Transaction"), together with warrants to purchase 1,530,000 shares of common stock at $2.40 per share, to a limited number of accredited investors for aggregate gross proceeds of $10.2 million. After selling commissions and expenses, we received net proceeds of approximately $9.4 million. We used the proceeds from the Transaction to redeem our Series A Convertible Preferred Stock and to fund the acquisition of HealthCalc.Net, Inc.

     In accordance with the terms of the Transaction, we were required to file with the SEC, within sixty (60) days from the Effective Date, a registration statement covering the common shares issued and issuable in the Transaction. We were also required to cause the registration statement to be declared effective on or before the expiration of one hundred twenty (120) days from the Effective Date. We would have been subject to liquidated damages of one percent (1%) per month of the aggregate gross proceeds ($10,200,000), if we failed to meet these date requirements. On March 10, 2006, the SEC declared effective our registration statement and, as a result, we did not pay any liquidated damages for failure to meet the filing and effectiveness date requirements. We could nevertheless be subject to the foregoing liquidated damages if we fail to maintain the effectiveness of the registration statement.

     The warrants, which were issued together with the Series B Stock, have a term of five years, and gives the investors the option to require us to repurchase the warrants for a purchase price, payable in cash within five (5) business days after such request, equal to the Black Scholes value of any unexercised warrant shares, only if, while the warrants are outstanding, any of the following change in control transactions occur: (i) we effect any merger or consolidation, (ii) we effect any sale of all or substantially all of our assets, (iii) any tender offer or exchange offer is completed whereby holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) we effect any reclassification of our common stock whereby it is effectively converted into or exchanged for other securities, cash or property.

     Under EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" (EITF 00-19"), the fair value of the warrants issued under the

Transaction have been reported as a liability due to the requirement to net-cash settle the transaction. There are two reasons for this treatment: (i) there are liquidated damages, payable in cash, of 1% of the gross proceeds per month ($102,000) should we fail to maintain effectiveness of the registration statement in accordance with the Transaction; and (ii) our investors may put their warrants back to us for cash if we initiate a change in control that meets the definition previously discussed. On the Effective Date, the warrants had a value of approximately $1.6 million, which was determined using the Black-Scholes valuation method. The assumptions utilized in computing the fair value of the warrants were as follows: expected life of 5 years, estimated volatility of 61% and a risk free interest rate of 4.54%. On the Effective Date, the Series B Stock was valued at approximately $8.6 million, or the difference between the gross proceeds and the value of the warrants. The warrants are considered a derivative financial instrument and will be marked to fair value on a quarterly basis. Any changes in fair value of the warrants will be recorded through the Consolidated Statement of Operations as Other Income (Expense). For the three months ended December 31, 2005, we expensed $634,000 associated with the fair value adjustment of the warrants. There was no fair value adjustment in any other periods presented.

     As of December 31, 2005, we believe that sources of capital to meet our obligations will be provided by cash generated through operations and our Wells Loan for at least the next twelve months.

     As of December 31, 2005, we did not have any off-balance sheet arrangements or transactions with unconsolidated, limited purpose entities.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     All of our long-term obligations bear interest at a variable rate. As a result, we may from time to time be exposed to market risks related to changes in interest rates. However, at December 31, 2005, we did not have any outstanding long-term obligations with variable rates. Based upon historical borrowing levels, we believe future exposure to interest rate risk is immaterial.

     We have no history of, and do not anticipate in the future, investing in derivative financial instruments, derivative commodity instruments or other such financial instruments. Transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency hedges.

                                  OUR BUSINESS

OVERVIEW

     As a leading provider of fitness center management and health management programs to corporations, hospitals, communities and universities located in the United States and Canada, we currently have agreements with approximately 157 customers to staff and manage more than 400 fitness and wellness centers, including 233 corporate fitness centers, 61 corporate wellness programs, 12 corporate occupational health programs, 15 hospital, commercial and university-based fitness centers and wellness programs, and 74 corporate sites that do not have full-time staff. Approximately 70 of our customers are Fortune 1000 companies.

     Major corporations, hospitals and universities invest in fitness centers and health improvement programs for several reasons. We believe it is becoming widely accepted that healthier employees are more productive, experience reduced levels of stress and are absent from work less often due to illness. Additionally, companies are struggling to deal with the escalating cost of providing employee healthcare benefits, which have been and are expected to continue increasing at double-digit rates. Many companies are beginning to recognize that employees are their most important asset, and consider employee health improvement initiatives a top priority.

     On December 8, 2003, we purchased the business assets of the Health & Fitness Management Services Division of Johnson & Johnson Health Care Systems Inc. ("JJHCS"). We completed the JJHCS acquisition primarily to obtain additional expertise in the area of employee health management services, but also to broaden our platform of fitness center management contracts.

     On December 23, 2005, we acquired all of the capital stock of HealthCalc.Net, Inc. ("HealthCalc"), a leading provider of web-based fitness, health management and wellness programs to corporations, health care organizations, physicians and athletic/fitness centers. We believe owning the technology platform developed by HealthCalc is an important element of our overall strategy of growing our health management services. HealthCalc had been one our technology providers for approximately ten years prior to the acquisition. Our new web-based platform provides customers with a variety of tools and resources to identify opportunities to impact health care costs through lifestyle improvement programs for individuals. In addition to other services, the our new technology platform allows individuals to take periodic online health assessments, track their daily exercise, receive online health coaching, and provide access to the latest health education and information in an internet-based environment.

OUR BUSINESS MODEL

     Major corporations, hospitals and universities invest in fitness centers and health improvement programs for several reasons. First, it is widely understood that healthier employees are more productive, experience reduced levels of stress and are absent from work less often due to illness. Additionally, companies are struggling to deal with the escalating cost of providing employee healthcare benefits, which has increased at double-digit rates due to technological advancements and the decreasing overall health of employees within the labor market. Many companies are beginning to recognize that employees are their most important asset, and consider employee health improvement initiatives a top priority.

     In March 2005, we reorganized our operations to focus more clearly on the two areas of our business: fitness management services and health management services. Within each area, we provide three types of services: (i) staffing services, which generally include on-site staff at our customer's site to manage daily operations, (ii) program services, which generally include personal training, weight loss programs, seminars, specialty fitness classes, massage therapy, paper and web-based health risk assessments, biometric screenings to assess blood profiles, data collection, management and reporting and educational literature and programs, and (iii) consulting services, which typically include fitness center floor plan designs, interior design plans, selection and sourcing of fitness equipment, fitness program design and analysis of the effectiveness of employee health improvement programs. For the years ended December 31,

2005 and 2004, staffing services accounted for approximately 91.9% and 95.2% of total revenue and program and consulting services accounted for approximately 8.1% and 4.8% of total revenue.

     Key elements of our growth strategy include efforts to: (i) further develop fitness and health management programs and services through internal expertise, partnerships and potential mergers or acquisitions; (ii) expand existing fitness management relationships to include comprehensive health management services;
(iii) pursue customer opportunities with mid-sized companies and other smaller organizations, who are generally underserved and in need of employee health management services because of rising healthcare costs; (iv) continue to pursue opportunities to offer on-site fitness management services to large organizations; and (v) explore international growth opportunities as large companies begin to broaden their scope of participation in employee health management programs.

FITNESS MANAGEMENT SERVICES

     Staffing Services. We have agreements with corporations to staff and manage fitness centers that have been developed by these companies for use by employees. Our customers invest the resources to develop and equip these fitness centers, and generally pay for all operating expenses. We derive revenue from these services through the reimbursement of staff costs, including wages, taxes and benefits, reimbursement of the cost of liability insurance. We also receive a management fee to cover the cost of regional and corporate support services.

     Program and Consulting Services. Services in this category are generally provided at our managed fitness centers and include personal training, weight loss programs, seminars, specialty fitness classes and massage therapy. We derive revenue from these programs, typically from the individual fitness center member, on a fee-for-service basis.

     Within our fitness management consulting practice, companies that are planning new fitness centers employ us to develop floor plan designs, interior design plans, selection and sourcing of fitness equipment and fitness program design. For companies that desire to develop a commercial fitness center, we can perform a comprehensive analysis of market potential for the center. Services can include demographic analysis, market analysis, and multiple-year financial business plan development.

HEALTH MANAGEMENT SERVICES

     Staffing Services. We have agreements with corporations to staff and manage the delivery of health promotion programs, lifestyle counseling services for onsite and remote customer employees and injury prevention and treatment services. These relationships may or may not involve the management of an on-site fitness center. We derive revenue from these services through the reimbursement of staff costs, including wages, taxes and benefits, reimbursement of the cost of liability insurance. We also receive a management fee to cover the cost of regional and corporate support services.

     Program and Consulting Services. We offer a comprehensive menu of products and services to assess the health risks of customer employees, as well as lifestyle programs that target specific health risks. Such services are either internally developed by us or are made available through third-party partners, and include paper and web-based health risk assessments, biometric screenings to assess blood profiles, data collection, management and reporting and educational literature and programs. We also offer our customers access to the HFC e-Health Platform, an electronic health education and service platform that we acquired from HealthCalc.

     We also offer health advisory services to customer employees. Such services can range from interpretation of health risk assessment and screening results, to individualized health improvement coaching support. These services can be delivered face-to-face using our trained staff, or telephonically through qualified partners.

     Through our Occupational Health practice, we offer on-site programs to prevent, manage and treat musculo-skeletal disorders in the work environment. Services include ergonomic injury prevention, discomfort management and physical therapy treatment.

     Revenue from these program services are generally paid by the corporate customer, although such customer may ask its employees to share in the cost.

     Within our health management consulting practice, we provide our customers with a comprehensive analysis of the effectiveness of employee health improvement programs, with a focus on improving return on investment. This service also creates a road map for companies that are looking to invest in an employee health and wellness initiative. We also provide a suite of occupational health consulting services, including injury prevention program design, work-hardening programs, injury treatment and return-to-work programs and regulatory compliance consulting.

     Within these two areas of business, the duration of our management services agreements vary widely, from those that are month-to-month, to those that have a term of up to 5 years. A typical management services contract carries a term of three years, with revenue recognized upon delivery of service. Contract duration for Program and Consulting Services generally ranges from month-to-month to twelve months, depending on the scope of services to be delivered. Revenues for these services are recognized upon delivery of service.

     We manage our business primarily by looking at the component service revenue derived from our fitness and health management services areas of business.

     The following table provides a breakout of revenue and gross profit for our two business segments for each of the years ending December 31, 2005, 2004 and 2003. You should read this financial information together with our complete financial statements and the related notes incorporated by reference in the prospectus, and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           2005          2004          2003
                                                        -----------   -----------   -----------
                                                                      (UNAUDITED)
Fitness Management Services
Staffing Services.....................................  $38,226,444   $38,601,282   $28,330,612
Program and Consulting Services.......................    2,392,272     1,762,756       866,440
                                                        -----------   -----------   -----------
                                                         40,618,716    40,364,038    29,197,052
                                                        -----------   -----------   -----------
Health Management Services
Staffing Services.....................................   12,267,973    11,323,162     2,192,085
Program and Consulting Services.......................    2,055,516       767,468        89,685
                                                        -----------   -----------   -----------
                                                         14,323,489    12,090,630     2,281,770
                                                        -----------   -----------   -----------
Total Revenue
Staffing Services.....................................   50,494,417    49,924,444    30,522,697
Program and Consulting Services.......................    4,447,788     2,530,224       956,125
                                                        -----------   -----------   -----------
                                                        $54,942,205   $52,454,668   $31,478,822
                                                        -----------   -----------   -----------

GROWTH STRATEGY

     Our growth strategy is to continue expanding our fitness and health management staffing services, along with continuing to grow our program and consulting services revenue from existing and prospective customers. In the long-term, management believes that we can be a leading integrator of fitness and health services for corporations and other large organizations. Key elements of our growth strategy include:

     - further developing our health improvement programs and services through internal expertise, partnerships and potential acquisitions;

     - leveraging existing site-based customer relationships into higher margin fitness and health improvement programs and services;

     - pursuing customer opportunities with mid-sized companies and other organizations;

     - continuing to pursue opportunities to offer on-site management services for large organizations; and

     - exploring international growth opportunities.

OPERATIONS

     Effective March 2005, we reorganized into two operational areas, fitness management and health management. This reorganization both reflected and formalized our focus on these two core areas of operation over the past two years. In fitness management, we have two National Vice Presidents, each of whom manage a number of regions. In health management, we have one National Vice President, who manages all of our health management customers. Each region, which is generally organized along geographic lines, is headed by a Regional Vice President who is responsible for fitness center and wellness program staffing, as well as managing service quality, financial performance and client relationships. A typical fitness center is managed by a team of degreed fitness professionals under the leadership of the center's Program Manager. The Program Manager has day-to-day operating responsibility for the center, including staff management, customer relations, membership sales, implementation and promotion of fitness and health programs and the financial performance of the center.

     Our corporate office provides centralized administrative support, including accounting and finance, human resources and payroll, information and technology systems, sales and marketing, as well as general management for the development and delivery of our program services.

PROPERTIES

     We lease approximately 10,000 square feet of commercial office space in Bloomington, Minnesota, under a lease that expires in October 2007. Our monthly base rent for this office space is approximately $13,600, plus taxes, insurance and other related operating costs. We lease approximately 1,200 square feet of office space in Dallas, Texas under a lease that expires June 2008. Our minimum monthly base rent for this space is $6,222. Additionally, we lease approximately 1,500 square feet of commercial office space in Piscataway, New Jersey, under a lease that expires on December 31, 2006. Our monthly rent for this office space is $1500.

SALES AND MARKETING

     We market our services to both corporations and members of the fitness centers it manages. Our sales force actively pursues new corporate customers across a wide variety of industries. Our sales force is primarily responsible for identifying potential corporate customers and sales lead partners, and managing the overall sales process.

     We have a corporate marketing department that supports our managed fitness centers through the development of marketing programs and promotional materials.

OUTLOOK AND TRENDS

     The high cost of employee health care has become a key concern for many corporations. According to published reports, annual health care costs are expected to continue to increase at double digit rates for the next several years due to a number of factors, including an aging workforce, unhealthy populations entering the workforce and obesity-related medical conditions due to poor nutrition and inactivity. Management believes that many companies will be interested in addressing the health needs of employees, their dependents and retirees, including implementation of specific strategies to help "at-risk" individuals, as part of a broader strategy to reduce health care costs. We believe we have the products, services, expertise and personnel to meet this objective.

     The U.S. economy has experienced recessionary pressures in recent years, which has negatively affected the corporate landscape. We continue to feel the effect of these economic changes in the form of competitive prices we must offer for our services in order to renew our customer agreements, or to obtain new customers. Although we believe that price competition will not materially affect results of operations, we believe that price competition will continue for the foreseeable future.

     A trend that may further develop within our fitness center management business relates to companies asking service providers to operate their fitness centers on a cost-neutral or for-profit basis. These cost-conscious companies desire to minimize or eliminate the subsidization of fitness center operating costs by keeping costs within the revenues being realized from employee memberships and other sources of revenue. In connection with this form of business model, we would derive our management fee revenue not from our corporate client, but from the profits of the fitness center. The application of this business model may require us to fund operating losses until enough memberships are sold to realize profitability. We believe we may have to fund operating losses for such centers up to twenty-four months before profitability could be reached. However, we believe this model will enable us\ to leverage our experience managing for-profit fitness centers, and may result in higher gross margins and profitability. Currently, existing contracts representing this business model do not present a material risk or represent a material contribution to our results of operation. However, there can be no assurance that the number and scope of such contracts will not become material in the future or that we will be able to manage such centers profitably or to fund losses for these centers until profitability is achieved.

SIGNIFICANT CUSTOMER RELATIONSHIP

     At December 31, 2005, we had one customer relationship that provided 11.9% of our total revenue. For this customer, we provide fitness center management and wellness program administration services for approximately 53 locations. The agreement expires December 31, 2006, and will automatically renew for successive one-year periods unless either party delivers written notice at least 90 days prior to termination. We believe that our relationship with this customer is good.

COMPETITION

     Within the business-to-business fitness and health management services industry, there are relatively few national competitors. However, virtually all markets are home to regional providers that manage several sites within their geographic areas. With our national presence and almost 30 years of history, management believes that we are recognized as a leading provider of corporate fitness and health management services, and is well positioned to compete in this industry.

PROPRIETARY RIGHTS

     We have three registered trademarks, "Insight"(R), "It Pays To Be Healthy"(R) and "Live For Life"(R). We do not have any other significant proprietary rights.

GOVERNMENT REGULATION

     Management believes that there currently is no significant government regulation which materially limits our ability to provide fitness and health management and consulting services to our corporate, hospital, community and university-based clients.

EMPLOYEES

     At December 31, 2005, we had 783 full-time and 2,559 part-time and on-call employees, of which approximately 85 were employed at our corporate, divisional and regional offices, with the remainder primarily engaged in the staffing of fitness, wellness and occupational health centers and programs. We have an agreement with the United Auto Workers Union regarding approximately 54 of our employees that work at fitness centers owned by Ford Motor Company and DaimlerChrysler Corporation. Management believes our relationship with employees is good.

INDEMNIFICATION OBLIGATIONS

     A majority of our management agreements include a provision that obligate us to indemnify and hold harmless the customer and their employees, officers and directors from any and all claims, actions and/or suits (including attorneys' fees) arising directly or indirectly from any act or omission of the Company or our employees, officers or directors in connection with the operation of our business. A majority of these management contracts also include a provision that obligates the customer to indemnify and hold us harmless against all liabilities arising out of the acts or omissions of the customer, their employees and agents. We can make no assurance that claims by our customers, or their employees, officers or directors, will not be made in the course of operating our business.

INSURANCE

     We maintain the following types of insurance policies: commercial general liability, professional liability, automobile liability, commercial property, employee dishonesty, employment practices, directors and officers liability, workers compensation and excess umbrella liability. The policies provide for a variety of coverages and are subject to various limitations, exclusions and deductibles. While we believe our insurance policies are sufficient in amount and coverage for our current operations, there can be no assurance that coverage will continue to be available in adequate amounts or at a reasonable cost, and there can be no assurance that the insurance proceeds, if any, will cover the full extent of loss resulting from any claims.

LEGAL PROCEEDINGS

     We may be, from time to time, subject to claims and suits arising in the ordinary course of our business. Claims have, in the past, generally been covered by insurance. Management does not believe the resolution of any such legal matters will have a material effect on our financial condition or results of operations, although no assurance can be given with respect to the ultimate outcome of any such actions. Furthermore, there can be no assurance that our insurance will be adequate to cover all liabilities that may arise out of claims brought against the Company.

                                   MANAGEMENT

NAME                                        AGE   POSITION
----                                        ---   --------
James A. Bernards(1),(3)..................  59    Director
K. James Ehlen, M.D.(1)...................  61    Director
Robert J. Marzec(2),(4)...................  61    Director
Cary Musech(3)............................  48    Director
Jerry V. Noyce............................  61    President, CEO and Director
John C. Penn(2),(4).......................  66    Chairman
Mark W. Sheffert(2),(3),(4)...............  58    Director
Linda Hall Whitman(1),(2).................  57    Director
Rodney A. Young(1)........................  51    Director
Wesley W. Winnekins.......................  44    Chief Financial Officer and Treasurer
James A. Narum............................  49    National Vice President of Account
                                                  Services -- Fitness Management
Jeanne C. Crawford........................  48    Vice President-Human Resources and
                                                  Secretary
David T. Hurt.............................  40    National Vice President of Account
                                                  Services -- Fitness Management
Katherine M. Hamlin.......................  39    National Vice President of Account
                                                  Services -- Health Management
Brian Gagne...............................  43    Vice President -- Programs and Partnerships
Michael R. Seethaler......................  51    National Vice President -- Business
                                                  Development
Ralph T. Colao............................  51    Vice President -- Consulting and Best
                                                  Practices
Michael Zdychnec..........................  49    Vice President -- Marketing
John Ellis................................  46    Chief Information Officer
Pete Egan.................................  44    Chief Science Officer

---------------

(1) Member of Compensation and Human Capital Committee

(2) Member of Nominating/Governance Committee

(3) Member of Finance Committee

(4) Member of Audit Committee

     James Bernards, a director of the Company since March 1999, serving as Chairman of the Board from 1999 through 2003. In addition, Mr. Bernards served as a director of the Company from 1993 to 1998. Mr. Bernards has served as President of Brightstone Capital, LLC, a venture capital firm, since 1985 and President of Facilitation Incorporated, a consulting firm since founding it in July 1993. Prior to that time he was President of Stirtz Bernards & Co., a CPA firm he founded and with which he had been a partner for more than 12 years. Mr. Bernards is also a director of three public companies, FSI International, Inc., August Technology Corporation and Entegris, Inc., and several private companies.

     Jim Ehlen, M.D., a director of the Company since April 2001, currently serves as Chief Executive Officer of the Halleland Health Consulting Group, a Minneapolis-based health consulting firm. From February 2001 to February 2003, Dr. Ehlen served as Chief, Clinical Leadership for Humana Inc., a national managed care organization. He was Executive Leader of Health Care Practice for Halleland Health Consulting Group from May 2000 to February 2001 and was a self-employed health care consultant from June 1999 to May 2000. From October 1988 to June 1999, Dr. Ehlen served as Chief Executive Officer of Allina Health System, an integrated health care organization. Dr. Ehlen currently provides medical advisory consulting services to the Company as a representative of Halleland Health Consulting. See "Certain Transactions" contained within this Proxy Statement. Dr. Ehlen is also a director of Transoma Medical, Inc., IZEX Technologies, Inc., Cardtronic Technology, Inc., privately- held companies, and GelStat Corporation, a publicly-held company.

     Robert Marzec, a director of the Company since May 2004, retired from PricewaterhouseCoopers in 2002, where he was an audit partner and a public accountant for 35 years. Mr. Marzec is also a director of Medtox Scientific, Inc., and Apogee Enterprises, Inc., both of which are publicly-held companies.

     Cary Musech, a director of the Company since December 2003, serves as Chief Executive Officer of Bayview Capital Management LLC ("Bayview Management"), the general partner of Bayview Capital Partners LP ("Bayview Partners"), a private equity investment firm. Pursuant to the terms of a stock purchase agreement entered into in December 2003, Bayview Partners had the right to designate an individual for one directorship on the Company's Board of Directors. Mr. Musech was designated as the Bayview Partners nominee. Mr. Musech co-founded Bayview Management and Bayview Partners in June 1998. Since November 2004, he has also served as Chief Executive Officer of Tonka Bay Equity Partners LLC, the investment advisor for Bayview Partners. From October 1993 to November 1997, Mr. Musech was the Chief Financial Officer of Wright Products Corporation, a privately-held manufacturer and distributor of storm and screen door hardware. From February 1984 to September 1993, Mr. Musech was a corporate finance specialist for US Bank (formerly First Bank System) and Wells Fargo Bank, N.A. (formerly Norwest Corporation) where he developed expertise in financing complex, highly leveraged transactions including buyouts, acquisitions, recapitalizations and growth financings. From January 1981 to January 1984, Mr. Musech was an auditor with Ernst & Young.

     Jerry Noyce has been President and Chief Executive Officer of the Company since November 2000 and a director since February 2001. From October 1973 to March 1997, he was Chief Executive Officer and Executive Vice President of Northwest Racquet, Swim & Health Clubs. From March 1997 to November 1999, Mr. Noyce served as Regional Chief Executive Officer of CSI/Wellbridge Company, the successor to Northwest Racquet, where he was responsible for all operations at the Norwest Clubs and the Flagship Athletic Club.

     John Penn, a director of the Company since April 2001 and Chairman of the Board since January 2004, currently serves as President, CEO and Chairman of Intek Plastics, Inc., a custom extruder of plastic products for the window and door industries. From 1999 to 2003, he served as Vice Chairman and Chief Executive Officer of Satellite Companies, a family-owned group of three companies engaged in the manufacture and international sales of portable restroom equipment, distribution and rental of relocateable buildings, and sales and maintenance of private aircraft. He served for 21 years as an outside board member of those companies before joining them as an employee in 1999. For 25 years prior to joining Satellite Companies, Mr. Penn served as chief executive officer of several companies in the manufacturing and medical industries, including Center for Diagnostic Imaging, Benson Optical and Arctic Enterprises. Mr. Penn is also a director of Angeion Corporation, a publicly-held company.

     Mark Sheffert, a director of the Company since January 2001, has served as Chairman and Chief Executive Officer of Manchester Companies, Inc., an investment banking and business advisory firm, since December 1989. Prior to that, he was President of First Bank System, Inc. (now U.S. Bank) a $28 billion bank holding company headquartered in Minneapolis, Minnesota. He also served as Chairman and CEO for First Trust, a $20 billion trust company based in St. Paul, Minnesota. For 10 years prior to First Bank, Mr. Sheffert served as President and Chief Operating Officer of North Central Insurance Company. Mr. Sheffert has served on the Board of Directors for over thirty companies, including NYSE, NASDAQ and private companies, and he currently serves on the Board of BNCCORP, Inc., a publicly-held company.

     Linda Hall Whitman, PhD, a director of the Company since April 2001, was Chief Executive Officer of MinuteClinic, a healthcare services company, from 2002-2005, and is currently serving as consultant to the company. Prior to that, she was President of Ceridian Performance Partners (an employee benefits provider), Ceridian Corporation from 1996 through 2000 and Vice President, Business Integration at Ceridian from 1995 to 1996. From 1980 to 1995 she served in various management and executive positions with Honeywell, Inc., including Vice President, Consumer Business Group from 1993 to 1995.

Ms. Whitman has been a director of MTS Systems Incorporation since 1985 and August Technology Corporation from 2001-2006. She served on the Ninth District Federal Reserve Bank Board as a Class C Director from 1999-2005, and served as its Chair from 2004-2005.

     Rodney Young, a director of the Company since April 2001, has served as President, Chief Executive Officer and director of Angeion Corporation, a medical company, since November 2004, joining Angeion as its Executive Vice President in July 2004. Mr. Young was Chief Executive Officer and President of LecTec Corporation, a developer, manufacturer and marketer of healthcare consumer and over-the-counter pharmaceutical products, from August 1996 to July 2003, also serving as its Chairman of the Board of LecTec from November 1996 to July 2003. Prior to that, Mr. Young served Baxter International, Inc. for five years in various management roles, most recently as Vice President and General Manager of the Specialized Distribution Division. Mr. Young also serves as a director of Possis Medical, Inc., a publicly-held company, and Delta Dental Plan of Minnesota.

     Wesley Winnekins has been Chief Financial Officer and Treasurer of the Company since February 2001. Prior to joining the Company, Mr. Winnekins served as CFO (from January 2000 to February 2001) of University.com, Inc., a privately held provider of on-line learning solutions for corporations. From June 1995 to April 1999 he served as CFO and vice president of operations for Reality Interactive, a publicly held developer of CD-ROMs and online training for the corporate market. From June 1993 to May 1995 he served as controller and director of operations for The Marsh, a Minneapolis-based health club, and was controller of the Greenwood Athletic Club in Denver from October 1987 to January 1989.

     James Narum has been the Company's National Vice President of Account Services -- Fitness Management since December 2003, Senior Vice President-Corporate Business Development from December 2001 to December 2003, and served as Corporate Vice President of Operations-Corporate Health and Fitness Division from November 2000 to December 2001. From 1995 until November 2000, Mr. Narum was responsible for national operations in the Company's Corporate Health and Fitness Division. From 1983 to 1995, Mr. Narum was responsible for regional operations, sales, consulting, and client account management for Fitness Systems Inc., a provider of fitness center management services the Company acquired in 1995.

     Jeanne Crawford has been the Company's Vice President of Human Resources since July 1998 and Secretary of the Company since February 2001. From July 1996 through July 1998, Ms. Crawford served as a Human Resource consultant to the Company. From October 1991 through September 1993, Ms. Crawford served as Vice President of Human Resources for RehabClinics, Inc. a publicly held outpatient rehabilitation company. From May 1989 through October 1991, Ms. Crawford served as Director of Human Resources for Greater Atlantic Health Service, an HMO and physicians medical group. From 1979 through 1989, Ms. Crawford served in various human resources management positions in both the retail and publishing industries.

     David Hurt serves as National Vice President of Account Services-Fitness Management, where he is responsible for the operation of accounts within the Company's Fitness Management business area. He directs the overall development and management of corporate hospital, community, and university fitness center operations. Mr. Hurt has been active in the industry for more than 16 years. His experience in health and fitness management began in 1988 with the Valley Wellness Center in Harrisonburg, Virginia. In recent years, he has been involved in the successful development and management of several start-up fitness center projects ranging in size from 45,000-150,000 square feet.

     Katherine Hamlin was appointed as the Company's National Vice President of Account Services-Health Management, in March 2005. In this role, she directs the overall development and management of the Company's Health Management accounts. From December 2003 to March 2005, she served as the Company's Vice President of Marketing. Previously, Ms. Hamlin spent 15 years with the Health & Fitness Division of Johnson & Johnson Health Care Systems Inc., a subsidiary of Johnson & Johnson, a business acquired by the Company. Ms. Hamlin was the Director of Marketing Services and National Sales leading business expansion in the United States and internationally, while exploring new markets. Ms. Hamlin serves on the board for International Council on Active Aging (ICAA), and American Marketing

Association (AMA). She is a member of the Alliance for Work Life Progress
(AWLP), National Business Group on Health (NBGH) and Wellness Councils of America (WELCOA).

     Brian Gagne has served as the Company's Vice President, Programs and Partnerships, since December 2003. In this role, he is responsible for establishing the direction and managing the resources that develop and deliver the Company's branded fitness and health management programs and services. Mr. Gagne brings more than 16 years of health, fitness and wellness experience in the corporate, commercial and medical fitness markets. Mr. Gagne joined the Company after the acquisition of Johnson & Johnson Health Care Systems in December 2003. Prior to Health Fitness, he was the Director of Integrated Behavioral Solutions and was responsible for the strategic design and development of patient education programs and tools for the Johnson & Johnson Family of Companies. Mr. Gagne started his career in 1987 as an Exercise Physiologist at Gottlieb Health & Fitness Center (GHFC).

     Mike Seethaler joined the Company as National Vice President of Business Development in December 2003. In this role, Mr. Seethaler directs all new client and prospective client relationships. Mr. Seethaler was formerly Sales Director, Global Account Sales for Rockwell Automation, where he had responsibility for a $400 million business line. During his 20 years at Rockwell, he held various positions in training, performance, marketing, and customer support. He has been a proven visionary with a consistent record of sales and sales management experience in all aspects of value-added consultative selling. He also received more than 13 awards and professional recognition for public speaking, sales training, team building and financial performance from Rockwell.

     Ralph Colao has been the Company's Vice President of Consulting and Best Practices since December 2003. Mr. Colao leads the Company's initiatives to expand its Health Management consulting businesses. Prior to joining the Company, he was National Director of Operations for the Health & Fitness Services Division of Johnson & Johnson Health Care Systems, a business acquired by the Company. Mr. Colao has in excess of 24 years of related experience, and is an active member of the American College of Sports Medicine and National Business Group on Health.

     Michael Zdychnec serves as the Company's Vice President of Marketing, and has over 26 years of experience in the health care industry working directly with consumers, health plans, employers, and health care providers. Most recently, Zdychnec was Senior Vice President of marketing and product development for ACN Group, a business unit within United HealthGroup. In this capacity, he was responsible for the planning, development, and launch of a consumer health and wellness product line for the organization. Prior to joining ACN Group in 1996, Zdychnec held a variety of senior management positions in marketing, operations, product development, and consulting with health care organizations throughout the United States. He is a graduate of Iowa State University with his B.S. in economics and marketing research.

     John F. Ellis Serves as the Company's Chief Information Officer. John is formerly the Founder and Chief Executive officer of HealthCalc.Net, Inc., which we acquired in December 2005. From January 1995 to August 1999, Mr. Ellis held a position of Senior Specialist with Perot Systems, an Information Technology consulting group. From November 1989 to January 1995, Mr. Ellis held a position of Vice President of Information Technology at People Karch International, a health and fitness software development and services firm. Mr. Ellis holds a B.S. in Physical Education from The Citadel.

     Peter A. Egan serves as the Company's Chief Science Officer. Mr. Egan is formerly the Founder of HealthCalc.Net, Inc., which we acquired in December 2005. Immediately prior to that, from April 1994 to July 1996, Mr. Egan served as a Database Systems Developer for Berger & Co., Dallas, Texas. From November 1993 to July 1995, Mr. Egan served as a Database Systems Developer for Wellington Consulting, Fort Lee, New Jersey, and from March 1992 to November 1993 Mr. Egan was Director of Development for People Karch International, Ltd., Dallas, Texas and Chantilly, Virginia. From June 1985 to March 1992, Mr. Egan was Manager of Preventative Medicine at Sandia National Laboratories, Albuquerque, New Mexico. Mr. Egan holds a Ph.D in Exercise Physiology from the University of New Mexico and a B.U.S. from the University of New Mexico in University Studies/Exercise Science.

DIRECTOR ARRANGEMENTS

     Other than with respect to Mr. Musech, as nominee of Bayview Partners pursuant to an investment agreement entered into in December 2003, there is no other arrangement or understanding with pursuant to which any person was selected as a director. On November 15, 2005, Bayview Partners's investment was fully redeemed (except for an insignificant number of warrants) and Bayview Partner's investment agreement was terminated. Mr. Musech has indicated that he will continue to serve as a director until our next annual meeting (typically held in May of each year) but that, as a result of our redemption of substantially all of Bayview Partner's investment, he likely will not seek reelection as a director. There are no family relationships among the Company's directors.

BOARD COMMITTEES

  AUDIT COMMITTEE

     The Audit Committee is comprised of directors Robert J. Marzec (Chair), Mark W. Sheffert and John C. Penn. Messrs. Marzec, Sheffert and Penn are, in the judgment of the Board of Directors, "independent" directors. The Board also believes that each member of the Audit Committee satisfies the independence criteria of Nasdaq Rule 4200(a)(15) (though not required to comply with such provision) and the criteria of Section 10A(m)(3) of the Securities Exchange Act of 1934. The Audit Committee is responsible for the oversight relating to our systems of internal and disclosure controls and our financial accounting and reporting matters. The Committee is also responsible for the appointment, compensation, retention and oversight of the work of any publicly registered accounting firm, including our independent registered public accountants. The Charter for the Audit Committee is attached as Exhibit A to the Proxy Statement for the 2004 Annual Meeting of Shareholders. The Audit Committee met 7 times during fiscal 2005.

  AUDIT COMMITTEE FINANCIAL EXPERT

     The Board has determined that Robert J. Marzec is the "audit committee financial expert" as defined by Item 401(h)(2) of Regulation S-K under the Securities Act of 1933. The designation of Mr. Marzec as the audit committee financial expert does not impose on Mr. Marzec any duties, obligations or liability that are greater than the duties, obligations and liability imposed on Mr. Marzec as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification.

  COMPENSATION AND HUMAN CAPITAL COMMITTEE

     The Compensation and Human Capital Committee consists of Linda Hall Whitman (Chair), James A. Bernards, K. James Ehlen, M.D., and Rodney A. Young. Though not required to comply with such provision, the Board believes that each of the foregoing members (other than Dr. Ehlen) of the Compensation and Human Capital Committee satisfies the independence requirements of Nasdaq Rule 4200(a)(15). The Compensation and Human Capital Committee is charged with oversight responsibility for management's performance and the adequacy and effectiveness of compensation and benefit plans. In addition, the Compensation and Human Capital Committee makes recommendations to the Board of Directors regarding remuneration arrangements for senior management, and adoption of employee compensation and benefit plans. The Compensation and Human Capital Committee met 3 times during fiscal 2005.

     Effective March 1, 2006, K. James Ehlen, M.D. was appointed to the Compensation and Human Capital Committee as a non-voting member. Mr. Ehlen's appointment as a non-voting member is subject to the continuing condition that he not receive more than $30,000 in consulting fees from the Company in any 12-month period. Dr. Ehlen does not satisfy the independence requirements of Nasdaq Rule 4200(a)(15) since he received more than $60,000 in annual consideration from the Company within the past three years for serving as a consultant to the Company. Dr. Ehlen will not be present or otherwise participate in any matters related to fixing the compensation of the Company's Chief Executive Officer so long as he is a consultant to the Company. Dr. Ehlen will be entitled to participate in all other discussions and matters before the Compensation Committee. The Company believes that Dr. Ehlen will be particularly valuable in discussions regarding the performance and adequacy of the Company's personnel, including its executive officers, and in all other personnel policy matters. The Company expects that Dr. Ehlen will qualify as an independent director under Nasdaq Rule 4200(a)(15) on February 1, 2008.

  FINANCE COMMITTEE

     The Finance Committee, which consists of Mark W. Sheffert (Chair), James A. Bernards, and Cary Musech, and is charged with exploring strategic opportunities and the methods that might be available for financing such opportunities. The Finance Committee met 17 during fiscal 2005.

  NOMINATING/GOVERNANCE COMMITTEE

     Our Nominating/Governance Committee consists of the Chairman of the Board (John C. Penn), the Chairman of the Audit Committee (Robert J. Marzec), the Chairman of the Compensation Committee (Linda Hall Whitman) and the Chairman of the Finance Committee (Mark W. Sheffert). Though not required to comply with such provision, the Board believes that each member of the Nominating/Governance Committee satisfies the independence criteria of Nasdaq Rule 4200(a)(15). The Nominating/Governance Committee met once during fiscal 2005.

     The Nominating/Governance Committee has not adopted a charter. We have not yet adopted a nominating policy regarding director nominee proposals by shareholders and does not believe such a policy is needed because shareholders are free at any time to recommend a nominee to be considered by the Board by submitting a written proposal to the Chairman of the Board of Directors, at Health Fitness Corporation, 3600 American Boulevard West, Suite 560, Bloomington, Minnesota 55431. A consent signed by the proposed nominee agreeing to be considered as a director should accompany the written proposal. The proposal should include the name and address of the nominee, in addition to the qualifications and experience of said nominee.

     The independent directors will consider the attributes of the candidates and the needs of the Board and will review all candidates in the same manner, regardless of the source of the recommendation. In evaluating director nominees, a candidate should have certain minimum qualifications, including being able to read and understand basic financial statements, be familiar with our business and industry, have high moral character and mature judgment, and be able to work collegially with others. In addition, factors such as the following shall be considered:

     - appropriate size and diversity of the Board;

     - needs of the Board with respect to particular talent and experience;

     - knowledge, skills and experience of nominee;

     - familiarity with domestic and international business affairs;

     - legal and regulatory requirements;

     - appreciation of the relationship of our business to the changing needs of society; and

     - desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by a new member.

DIRECTOR COMPENSATION

     Under a compensation plan for outside directors, directors who are not employees of the Company receive the following compensation:

          1. Each director receives an annual cash retainer of $12,000 payable quarterly at a rate of $3,000 in advance of each quarter.

          2. The chairperson of the board receives an additional annual cash retainer of $6,000 payable quarterly at a rate of $1,500 in advance of each quarter.

          3. The chairperson of the audit committee receives an additional annual cash retainer of $5,000 payable quarterly at a rate of $1,250 in advance of each quarter.

          4. The chairperson of the compensation committee receives an additional annual cash retainer of $2,500 payable quarterly at a rate of $625 in advance of each quarter.

          5. The chairperson of the finance and nominating committees receives a $250 committee meeting fee (in addition to fees paid to all committee members for their attendance at such committee meetings).

          6. Each director receives a cash payment of $1,000 for attending each regular and special board meeting. Telephonic board meetings, or a director's telephonic attendance at a board meeting, are compensated at 75% of the full payment.

          7. Committee members receive a cash payment of $500 for attending each regular and special committee meeting up to the following annual limit:
     Compensation Committee -- eight meetings; and Audit Committee -- eight meetings. The Finance Committee and Nominating Committee do not have an annual limit on the number of meetings. Telephonic committee meetings, or the director's telephonic attendance at a committee meeting, will be compensated at 75% of the full payment.

          8. Upon the initial election to the Board of Directors, a director receives a grant of 20,000 shares of common stock.

          9. Upon the initial election to the Board of Directors and annually thereafter, a director will receive a six-year fully vested option to purchase 15,000 shares of common stock. The option will have an exercise price equal to the fair market value of the common stock on the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation paid during each of the Company's last three fiscal years to the Chief Executive Officer and to the Company's other four most highly compensated executive officers who received compensation in excess of $100,000 during fiscal 2005 (such individuals referred to as the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM COMPENSATION AWARDS
                                                                             -------------------------------------
                                                                                     AWARDS              PAYOUTS
                                                                             -----------------------   -----------
                                             ANNUAL COMPENSATION             RESTRICTED   SECURITIES
NAME AND PRINCIPAL           FISCAL   ----------------------------------       STOCK      UNDERLYING      LTIP
POSITION                      YEAR    SALARY($)    BONUS($)    OTHER($)      AWARDS($)     OPTIONS     PAYOUTS($)
------------------           ------   ----------   ---------   ---------     ----------   ----------   -----------
Jerry V. Noyce.............   2005     249,134      73,558       8,400(2)         --        40,000          --
  President and               2004     243,269          --       8,400            --        80,000          --
  Chief Executive Officer     2003     238,050      10,000       8,400            --       102,000          --
Wesley W. Winnekins,.......   2005     159,193      33,000          --            --        10,000          --
  Chief Financial             2004     143,780          --          --            --        17,000          --
  Officer                     2003     131,159      15,000          --            --        27,000          --
Jeanne C. Crawford,........   2005     135,115      24,747          --            --         7,500          --
  Vice President -- Human     2004     128,895       8,766          --            --        35,000          --
  Resources                   2003     123,311      20,230          --            --        25,000          --
Brian Gagne................   2005     130,437      21,456          --            --        15,000          --
  Vice President--            2004     125,221       8,658      27,489(3)         --            --          --
  Program Services(1)
Michael Seethaler,.........   2005     123,146      29,260          --            --        15,000          --
  National Vice President--   2004     120,101      10,000          --            --            --          --
  Business Development(1)


NAME AND PRINCIPAL              ALL OTHER
POSITION                     COMPENSATION($)
------------------           ----------------
Jerry V. Noyce.............          --
  President and                      --
  Chief Executive Officer            --
Wesley W. Winnekins,.......          --
  Chief Financial                    --
  Officer                            --
Jeanne C. Crawford,........          --
  Vice President -- Human            --
  Resources                          --
Brian Gagne................          --
  Vice President--                   --
  Program Services(1)
Michael Seethaler,.........          --
  National Vice President--          --
  Business Development(1)

---------------

(1) Such persons first became executive officers during fiscal 2004.

(2) Amount represents payments for a car allowance and country club membership. See "Employment Agreements -- Jerry V. Noyce."

(3) Amount represents payments for relocation expenses.

STOCK OPTIONS GRANTED IN FISCAL 2005

     The following table sets forth information regarding stock options granted to the named executive officers during the fiscal year ended December 31, 2005. We have not granted stock appreciation rights.

     Amounts in the following table represent potential realizable gains that could be achieved for the options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are calculated based on the requirements of the Securities and Exchange Commission and do not represent an estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                         NUMBER OF                                                ANNUAL RATES OF
                         SECURITIES      % OF TOTAL                                 STOCK PRICE
                         UNDERLYING       OPTIONS      EXERCISE                   APPRECIATION FOR
                          OPTIONS        GRANTED TO    PRICE PER                    OPTION TERM
                        GRANTED (#)     EMPLOYEES IN     SHARE     EXPIRATION   --------------------
NAME                        (1)         FISCAL YEAR     ($/SH)        DATE       5%($)      10%($)
----                   --------------   ------------   ---------   ----------   --------   ---------
Jerry V. Noyce.......      40,000(1)         16%         $2.62      2/24/11      35,642      80,860
Wesley W. Winnekins..      10,000(1)          4%         $2.62      2/24/11       8,911      20,215
Jeanne C. Crawford...       7,500(1)          3%         $2.62      2/24/11       6,683      15,161
Brian Gagne..........       7,500(1)          3%         $2.81       2/4/11       7,168      16,261
                            7,500(1)          3%         $2.62      2/24/11       6,683      15,161
Michael Seethaler....       7,500(1)          3%         $2.81       2/4/11       7,168      16,261
                            7,500(1)          3%         $2.62      2/24/11       6,683      15,161

---------------

(1) Exercisable in four annual increments, each in the amount of 25% of the number of shares granted, commencing on the first anniversary of the date of grant.

AGGREGATED OPTION EXERCISES IN 2005 AND YEAR END OPTION VALUES

     The following table provides information related to the number of options exercised during the last fiscal year and the number and value of options held at fiscal year end by the named executive officers.

                          SHARES                   NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                         ACQUIRED                 UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT
                        ON EXERCISE    VALUE        OPTIONS AT 12/31/05             12/31/05(1)
NAME                        (#)       REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                    -----------   --------   -------------------------   -------------------------
Jerry V. Noyce........       --           --          422,500/161,500            $897,155/$170,120
Wesley W. Winnekins...       --           --           117,000/51,500            $ 222,080/$66,540
Jeanne C. Crawford....       --           --            77,500/45,000            $ 147,600/$36,675
Brian Gagne...........       --           --            20,000/35,000            $  27,600/$27,675
Michael Seethaler.....       --           --            20,000/35,000            $  28,800/$28,875

---------------

(1) Value of exercisable/unexercisable in-the-money options is equal to the difference between the market price of the common stock at fiscal year end and the option exercise price per share multiplied by the number of shares subject to options. The closing price as of December 30, 2005 on the OTC Bulletin Board was $2.63.

EQUITY COMPENSATION PLANS

  2005 STOCK OPTION PLAN

     A general description of the basic features of the 2005 Plan is presented below, but such description is qualified in its entirety by reference to the full text of the 2005 Plan.

     Purpose. The purpose of the 2005 Plan is to advance the interests of the Company and our shareholders by enabling us to attract and retain qualified persons as employees, directors and consultants, by providing an incentive to such individuals through equity participation in the Company.

     Term. Options may be granted under the 2005 Plan until December 15, 2014, or until such earlier date as the 2005 Plan is discontinued or terminated by the Board.

     Administration. The 2005 Plan is administered by the Board of Directors or by a Committee of the Board of Directors (the "Administrator"). The 2005 Plan gives broad powers to the Administrator to administer and interpret the 2005 Plan, including the authority to select the individuals to be granted options and to prescribe the particular form and conditions of each option granted.

     Eligibility. All of our salaried employees (including of any or our subsidiaries) are eligible to receive incentive stock options pursuant to the 2005 Plan. All salaried employees, non-employee directors and officers of, and consultants to, the Company or any subsidiary are eligible to receive nonqualified stock options. As of December 31, 2005, the Company had approximately 559 salaried employees (of which 12 are executive officers) and eight directors who are not employees.

     Options. When an option is granted under the 2005 Plan, the Administrator at its discretion specifies the option price, the type of option (either "incentive" or "nonqualified") to be granted, and the number of shares of common stock which may be purchased upon exercise of the option. The exercise price of an incentive stock option may not be less than 100% of the fair market value of the Company's common stock and the option price of a nonqualified option may not be less than 85% of the fair market value of the Company's common stock on the date of grant. The closing price of our common stock (i.e., the fair market value) on December 30, 2005 was $2.63 per share. The term during which the option may be exercised and whether the option will be exercisable immediately, in stages or otherwise are set by the Administrator, but the term of an incentive stock option may not exceed ten years from the date of grant. Optionees may pay for shares upon exercise of options with cash, certified check or common stock of the Company valued at the stock's then fair market value. Each stock option granted under the 2005 Plan is nontransferable during the lifetime of the optionee. Each outstanding option under the 2005 Plan may terminate earlier than its stated expiration date in the event of the optionee's termination of employment, directorship or other relationship with the Company.

     Amendment. The Board of Directors may from time to time suspend or discontinue the 2005 Plan or revise or amend it in any respect; provided, the 2005 Plan may not, without the approval of the shareholders, be amended in any manner that will (a) materially increase the number of shares subject to the 2005 Plan except as provided in the case of stock splits, consolidations, stock dividends or similar events; (b) materially modify the requirements for eligibility for participation in the 2005 Plan; (c) materially increase the benefits accruing to optionees under the 2005 Plan or (d) cause incentive stock options to fail to meet the requirements of the Internal Revenue Code.

     Federal Income Tax Consequences of the 2005 Plan. Under present law, an optionee will not realize any taxable income on the date a nonqualified option is granted pursuant to the 2005 Plan. Upon exercise of the option, however, the optionee must recognize, in the year of exercise, ordinary income equal to the difference between the option price and the fair market value of the Company's common stock on the date of exercise. Upon the sale of the shares, any resulting gain or loss will be treated as capital gain or loss. The Company will receive an income tax deduction in its fiscal year in which options are exercised, equal to the amount of ordinary income recognized by those optionees exercising options, and must withhold income and other employment-related taxes on such ordinary income.

     Incentive stock options granted under the 2005 Plan are intended to qualify for favorable tax treatment under Code Section 422. Under Section 422, an optionee recognizes no taxable income when the option is granted. Further, the optionee generally will not recognize any taxable income when the option is exercised if he or she has at all times from the date of the option's grant until three months before the date of exercise been an employee of the Company. The Company ordinarily is not entitled to any income tax deductions upon the grant or exercise of an incentive stock option. Certain other favorable tax consequences may be available to the optionee if he or she does not dispose of the shares acquired upon the exercise of an incentive stock option for a period of two years from the granting of the option and one year from the receipt of the shares.

EMPLOYMENT AGREEMENTS

     Jerry V. Noyce. In November 2000, the Company entered into an employment agreement with Jerry Noyce, the Company's President and Chief Executive Officer. Salary increases under the agreement are determined by the Compensation and Human Capital Committee and the Board. Mr. Noyce's current annual base salary under the agreement is $275,000. Mr. Noyce is also eligible to earn an annual bonus based on criteria set by the Board. Mr. Noyce also receives normal and customary employee benefits and fringe benefits, including a $500 per month car allowance and up to $200 per month for a country club membership. The agreement may be terminated by either party upon written notice to the other party. If Mr. Noyce is terminated without "cause," he will continue to receive his base salary for a period of 12 months following such termination. If the agreement is terminated by the Company because of a change of control, Mr. Noyce will receive his base salary for a period of 24 months following termination. If Mr. Noyce resigns as a result of a change of control because he will not be named chief executive officer of the new controlling entity, he will receive his base salary for a period of 12 months following termination.

     Wesley W. Winnekins. The Company has an employment agreement with Wes Winnekins, the Company's Chief Financial Officer, which agreement was effective as of February 9, 2001 and continues for an indefinite term until terminated in accordance with the agreement. Mr. Winnekins' current annual base salary under his employment agreement is $180,000. Mr. Winnekins is also eligible to earn an annual bonus based on criteria set by the Company's CEO and approved by the Compensation and Human Capital Committee. The agreement may be terminated by either party upon written notice to the other party. If Mr. Winnekins is terminated without "cause," he will continue to receive his base salary for a period of three months following such termination.

     Jeanne C. Crawford. The Company has an employment agreement with Jeanne Crawford, Vice President -- Human Resources, which agreement was effective as of March 1, 2003 and continues for an indefinite term until terminated in accordance with its terms. Ms. Crawford's current annual base salary under the agreement is $145,000. Ms. Crawford is also eligible to earn an annual bonus based on criteria set by the Company's CEO and approved by the Compensation and Human Capital Committee. The agreement may be terminated by either party upon written notice to the other party. If Ms. Crawford is terminated without "cause," she will continue to receive her base salary for a period of three months following such termination.

     Brian Gagne. The Company has an employment agreement with Brian Gagne, Vice President -- Program Services, which agreement was effective as of December 8, 2003 and continues for an indefinite term until terminated in accordance with its terms. Mr. Gagne's current annual base salary under the agreement is $142,000. Mr. Gagne is also eligible to earn an annual bonus based on criteria set by the Company's CEO and approved by the Compensation and Human Capital Committee. The agreement may be terminated by either party upon written notice to the other party. If Mr. Gagne is terminated without "cause," he will continue to receive his base salary for a period of three months following such termination.

     Michael Seethaler. The Company has an employment agreement with Michael Seethaler, National Vice President -- Business Development, which agreement was effective as of December 22, 2003 and continues for an indefinite term until terminated in accordance with its terms. Mr. Seethaler's current annual base salary under his employment agreement is $140,000. Mr. Seethaler is also eligible to earn an annual bonus based on criteria set by the Company's CEO and approved by the Compensation and Human Capital Committee. The agreement may be terminated by either party upon written notice to the other party. If Mr. Seethaler is terminated without "cause," he will continue to receive his base salary for a period of three months following such termination.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 302A.521 of the Minnesota Business Corporation Act provides that unless prohibited or limited by a corporation's articles of incorporation or bylaws, a corporation must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement which, in each case, were incurred in connection with actions, suits or proceedings in which such person is a party by reason of the fact that he or she was an officer, director, employee or agent of the corporation, if such person i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions, ii) acted in good faith, iii) received no improper personal benefit and statutory procedure has been followed in the case of any conflict of interest by a director, iv) in the case of any criminal proceedings, had no reasonable cause to believe the conduct was unlawful, and v) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the corporation, or, in the case of performance by a director, officer, employee or agent of the corporation as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 requires the corporation to advance, in certain circumstances and upon written request, reasonable expenses prior to final disposition. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

     Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Minnesota Business Corporation Act. Our articles of incorporation eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on i) the director's duty of loyalty to us, ii) acts or omissions not made in good faith, iii) acts or omissions involving intentional misconduct, iv) payments of improper dividends, v) violations of state securities laws and vi) acts occurring prior to the date such provision was added. Any amendment to or repeal of such provision shall not adversely affect any right or protection of a director of ours for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. Our bylaws provide that each director and officer, past or present, and each person who serves or may have served at our request as a director, officer, employee or agent of another corporation or employee benefit plan and their respective heirs, administrators and executors, will be indemnified by us to such extent as permitted by Minnesota Statutes, Section 302A.521, as now enacted or hereafter amended.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                           RELATED PARTY TRANSACTIONS

     On December 1, 2003, the Company entered into a Professional Services Agreement with K. James Ehlen, M.D., representing Halleland Health Consulting. The scope of services provided by Dr. Ehlen primarily included serving as the Company's Medical Advisor, representing the Company as its lead clinical representative with clients, and supporting the Company's enhancement of its corporate health and wellness services strategy. The agreement stated that Dr. Ehlen would receive a monthly retainer of $10,000 and expire after 120 days. On April 1, 2004, the Company renewed the agreement with Dr. Ehlen. The new agreement stated that Dr. Ehlen would receive a monthly retainer of $7,500 and expired on December 31, 2004. Currently, Dr. Ehlen continues to provide substantially the same services to the Company on a month-to-month basis. For fiscal year 2005, the Company paid Dr. Ehlen $66,336 for his services.

     Pursuant to an investment by Bayview Capital Partners LP ("Bayview Partners") on December 8, 2003, a $2,000,000 term note (the "Term Note") was issued to Bayview Partners, along with 1,000,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock") and a ten-year warrant to purchase 1,210,320 shares of Common Stock of the Company at $0.50 per share (the "Warrants"). The Preferred Stock has a stated dividend rate of 6% per year, computed on a simple interest basis, paid in kind in the form of additional shares of Preferred Stock using a price of $1.00 per share ("PIK Dividends"). Between December 31, 2003 and November 14, 2005, an aggregate of 111,105 shares of Preferred Stock were issued to Bayview Partners in payment of the dividends. At the option of Bayview Partners, the Preferred Stock, including any PIK Dividends, may be converted into the Company's common stock at a price of $0.50 per share. On December 29, 2004, the Company repaid the Term Note to Bayview Partners. On November 15, 2005, the Company redeemed all of the outstanding shares of the Preferred Stock, which were convertible into 2,222,210 shares of common stock, and also redeemed 916,458 shares subject to Warrants, which were exercised by Bayview Partners on a cashless basis from a total of 1,213,032 shares subject to Warrants. Currently, Bayview Partners has warrants to purchase an additional 62,431 shares of common stock, which were obtained in connection with anti-dilution rights, with exercise prices ranging from $2.24 to $2.70 per share. Cary Musech, a director of the Company since December 2003, is the Chief Executive Officer of Tonka Bay Equity Partners LLC, which is the general partner of Bayview Partners.

              PRINCIPAL SHAREHOLDERS AND MANAGEMENT SHAREHOLDINGS

     The following table sets forth as of March 31, 2006 certain information regarding beneficial ownership of our common stock by:

     - Each person known to us to beneficially own 5% or more of our common stock;

     - Each named executive officer;

     - Each of our directors; and

     - All of our executive officers and directors as a group.

     We have determined beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership generally means having sole or shared voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to the table, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite the shareholder's name. We have based our calculation of the percentage of beneficial ownership on 18,930,368 shares of common stock outstanding on March 31, 2006. Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Health Fitness Corporation, 3600 American Blvd. W., Suite 560, Bloomington, MN 55431.

                                                                           PERCENT OF
NAME OF BENEFICIAL OWNER                                       NUMBER      CLASS (1)
------------------------                                      ---------    ----------
5% BENEFICIAL OWNERS:
Pequot Capital Management, Inc. ............................  3,898,440(2)    19.7%
  500 Nyala Farm Road
  Westport, CT 06680
Perkins Capital Management, Inc. ...........................  2,709,267(3)    14.3%
  730 East Lake Street
  Wayzata, MN 55391
Magnetar Capital Master Fund, Ltd. .........................  1,624,350(4)     8.4%
  c/o Magnetar Financial LLC
  1603 Orrington Ave., 13th Floor
  Evanston, IL 60201
Gruber & McBaine Capital Management.........................  1,097,890(5)     5.7%
  50 Osgood Place -- Penthouse
  San Francisco, CA 94133
NAMED EXECUTIVE OFFICERS AND DIRECTORS
Jerry V. Noyce..............................................    535,251(6)     2.8%
Jeanne C. Crawford..........................................    170,295(7)       *
Wesley W. Winnekins.........................................    148,250(8)       *
Brian Gagne.................................................     32,159(9)       *
Michael Seethaler...........................................     23,750(10)       *
James A. Bernards...........................................    176,000(11)       *
Mark W. Sheffert............................................    141,722(12)       *
Cary Musech.................................................    127,431(13)       *
John C. Penn................................................     86,000(14)       *
Linda Hall Whitman..........................................     86,000(14)       *
Rodney A. Young.............................................     86,000(14)       *
K. James Ehlen, M.D. .......................................     78,500(15)       *
Robert J. Marzec............................................     50,000(16)       *
All executive officers and directors as a group (20
  persons)..................................................  2,122,164(17)    10.4%

---------------

  *  Less than one percent.

 (1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of March 31, 2006, or within sixty days of such date, are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by a group.

 (2) Shares beneficially owned by Pequot Capital Management, Inc. represent 2,998,800 shares of common stock and 899,640 shares of common stock issuable pursuant to currently exercisable warrants.

     Shares beneficially owned by Pequot Capital Management are held of record by the following investment funds in the following amounts: Pequot Scout Fund, L.P., 1,306,110 shares; Pequot Mariner Master Fund, L.P., 676,260 shares; Premium Series PCC Limited -- Cell 33, 53,040 shares; Pequot Diversified Master Fund, Ltd., 86,190 shares; Pequot Navigator Offshore Fund, Inc., 530,400 shares; Premium Series PCC Limited -- Cell 32, 92,820 shares; Pequot Healthcare Fund, L.P., 497,250 shares; Pequot Healthcare Institutional Fund, L.P., 99,450 shares; and Pequot Healthcare Offshore Fund, Inc., 556,920 shares.

     Pequot Capital Management, who is the Investment Manager/Advisor (as applicable) to the above named funds, exercises sole voting and investment power for all the shares, except that Pequot Capital Management does not hold voting power over 53,040 and 92,820 shares held of record by Premium Series PCC Limited Cell 33 and Cell 32, respectively. Arthur J. Samberg is the controlling shareholder of Pequot Capital Management, and disclaims beneficial ownership of the shares except for his pecuniary interest in the above-named investment funds.

 (3) In its most recent Schedule 13G/A filing with the Securities and Exchange Commission on January 27, 2006, Perkins Capital Management, Inc. represents that it has sole voting power over 946,000 of the shares, no voting power over the remaining 1,763,267 shares and sole dispositive power over all such shares.

 (4) Represents 1,249,500 shares of common stock and 374,850 shares issuable pursuant to currently exercisable warrants. Mr. Alec Litowitz possesses voting and/or dispositive power over shares held by Magnetar Capital Master Fund, Ltd. Mr. Litowitz disclaims any beneficial ownership of the shares beneficially held by Magnetar Capital Master Fund, Ltd.

 (5) Includes 601,800 shares of common stock and 180,540 shares issuable pursuant to currently exercisable warrants. All shares are held in varying amounts by Lagunitas Partners, LP, Gruber & McBaine International, Jon D. and Linda W. Gruber Trust and J. Patterson McBaine. Jon D. Gruber and J. Patterson McBaine, through Gruber & McBaine Capital Management, possess shared voting and/or investment power over shares held by Lagunitas Partners LP and Gruber & McBaine International. Messrs. Gruber and Patterson disclaim any beneficial ownership over the shares held by Lagunitas Partners LP and Gruber & McBaine International. Jon D. Gruber possesses sole voting and/or investment power over shares held by Jon D. and Linda W. Gruber Trust. J. Patterson McBaine possesses sole voting and investment power over shares held in his name.

 (6) Includes 493,500 shares which may be purchased upon exercise of options that were exercisable by Mr. Noyce as of March 31, 2006, or within 60 days of such date.

 (7) Includes 90,625 shares which may be purchased upon exercise of options by Ms. Crawford that were exercisable as of March 31, 2006, or within 60 days of such date. Also includes 39,000 shares held by Ms. Crawford's spouse.

 (8) Represents shares which may be purchased upon exercise of options by Mr. Winnekins that were exercisable as of March 31, 2006, or within 60 days of such date.

 (9) Includes 23,750 shares which may be purchased upon exercise of options by Mr. Gagne that were exercisable as of March 31, 2006, or within 60 days of such date.

(10) Represents shares which may be purchased upon exercise of options by Mr. Seethaler that were exercisable as of March 31, 2006, or within 60 days of such date.

(11) Includes 10,000 shares held by an employee benefit plan over which Mr. Bernards has voting and investment power, and 80,000 shares which may be purchased upon exercise of options that were exercisable by Mr. Bernards as of March 31, 2006, or within 60 days of such date. Also includes 50,000 shares held by Brightstone Capital, LLC ("Brightstone"). As President of Brightstone, Mr. Bernards may be deemed to share voting and/or investment power over the shares. Mr. Bernards disclaims any beneficial ownership of the shares held by Brightstone.

(12) Includes 66,000 shares which may be purchased upon exercise of options by Mr. Sheffert that were exercisable as of March 31, 2006, or within 60 days of such date.

(13) Includes 20,000 shares beneficially owned by Bayview Capital Partners LP ("Bayview Partners"), 62,431 shares that may be purchased upon exercise of warrants that were exercisable as of March 31, 2006, or within 60 days of such date, and 45,000 shares that may be purchased upon exercise of options that were exercisable by Mr. Musech as of March 31, 2006, or within 60 days of such date. Mr. Musech is the Chief Executive Officer of Tonka Bay Equity Partners LLC ("Tonka Bay"), which is the general partner of Bayview Partners. Mr. Musech serves as one of five members of the Board of Governors of Tonka Bay, and the Board of Governors makes all investment decisions on behalf of Bayview Partners, including any decisions regarding acquisition or disposition of securities of the Company. As a result, Mr. Musech may be deemed to share voting and/or investment power over the shares held by Bayview Partners. Mr. Musech disclaims any beneficial ownership of the shares held by Bayview Partners.

(14) Includes 66,000 shares which may be purchased upon exercise of options by each of Mr. Penn, Ms. Whitman and Mr. Young that were exercisable as of March 31, 2006, or within 60 days of such date.

(15) Includes 58,500 shares which may be purchased upon exercise of options by Mr. Ehlen that were exercisable as of March 31, 2006, or within 60 days of such date.

(16) Includes 30,000 shares which may be purchased upon exercise of options by Mr. Marzec that were exercisable as of March 31, 2006, or within 60 days of such date.

(17) Includes 1,468,556 shares which may be purchased upon exercise of options and warrants that were exercisable as of March 31, 2006, or within 60 days of such date. Excludes 553,882 shares held of record by two officers, but held in escrow at Wells Fargo Bank, National Association, and subject to forfeiture on or prior to approximately June 30, 2007 in accordance with the terms of that certain Escrow Agreement dated December 23, 2005 to which such officers, Wells Fargo and the Company are parties.

                              SELLING STOCKHOLDERS

     The shares of common stock covered by this prospectus include an aggregate of 6,681,000 shares. The common stock covered by this prospectus includes:

     - 5,100,000 shares of common stock issued on March 10, 2006 upon conversion of 1,000 shares of Series B Convertible Preferred Stock ("Series B Stock") we issued on November 14, 2005 in a private placement to a limited number of accredited investors;

     - up to 1,530,000 shares of common stock, equal to 30% of the number of shares of common stock issuable upon conversion of the Series B Stock, we may be required to issue from time to time upon exercise, for cash, of warrants we issued on November 14, 2005 to the original purchasers of the Series B Stock; and

     - up to 51,000 shares of common stock we may be required to issue from time to time upon exercise of warrants we issued on November 14, 2005 to the placement agents (or their affiliates) for the Series B Stock.

     All 1,000 shares of Series B Stock, which are not covered by this prospectus, were automatically converted into an aggregate 5,100,000 shares of our common stock on March 10, 2006, the date the Securities and Exchange Commission first declared effective the registration statement to which this prospectus relates. The Series B stock and the warrants were issued in reliance upon exemptions from registration under the Securities Act of 1933, as amended, afforded by Section 4(2) and Rule 506 of Regulation D thereunder.

     Set forth below are the names of the Selling Stockholders, the number of shares of our common stock beneficially owned by each Selling Stockholder as of the date of this prospectus and the number of shares that may be offered or sold hereby. Beneficial ownership is determined under the rules of the SEC, and generally includes having sole or shared voting or investment power with respect to securities. To our knowledge, except as indicated in the footnotes to this table, each person named in the table has sole voting and investment power with respect to all shares of common stock shown in the table. Because the Selling Stockholders may offer all or some portion of the shares, we have assumed for purposes of the table below that all securities covered by this prospectus will be sold.

     Since the Selling Stockholders provided this information, each of them may have sold, transferred or otherwise disposed of all or a portion of their common stock in a transaction exempt from the registration requirements of the Securities Act or otherwise. Information concerning additional Selling Stockholders not identified in this prospectus shall be set forth in post-effective amendments. Transferees, successors and donees of Selling Stockholders identified in this prospectus may be named in supplements to this prospectus.

     Except as otherwise expressly stated, to our knowledge none of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

                                                                         COMMON STOCK OWNED
                                             NUMBER OF     NUMBER OF      AFTER OFFERING*
                                               SHARES       SHARES     ----------------------
                                            BENEFICIALLY    OFFERED    NUMBER OF
NAME                                           OWNED        HEREBY      SHARES     PERCENTAGE
----                                        ------------   ---------   ---------   ----------
Pequot Capital Management, Inc.(1)........   3,898,440     3,898,440         --        --
Magnetar Capital Master Fund, Ltd.(2).....   1,624,350     1,624,350         --        --
Lagunitas Partners LP(3)..................     739,420       490,620    248,800**     1.2%***
CAMOFI Master LDC(4)......................     291,720       291,720         --        --
Gruber & McBaine International(5).........     199,350       132,600     66,750**        ****

                                                                         COMMON STOCK OWNED
                                             NUMBER OF     NUMBER OF      AFTER OFFERING*
                                               SHARES       SHARES     ----------------------
                                            BENEFICIALLY    OFFERED    NUMBER OF
NAME                                           OWNED        HEREBY      SHARES     PERCENTAGE
----                                        ------------   ---------   ---------   ----------
Jon D. and Linda W. Gruber Trust(6).......      79,560        79,560         --        --
J. Patterson McBaine(7)...................      79,560        79,560         --        --
Cherry Tree Core Growth Fund, LLLP(8).....      33,150        33,150         --        --
Daniel Yamron(9)..........................      24,225        24,225         --        --
Patrick A. O'Shea(9)......................      24,225        24,225         --        --
Brown Advisory Securities, LLC(10)........       2,550         2,550         --        --
                                             ---------     ---------    -------
                                             6,996,550     6,681,000    315,550
                                             =========     =========    =======

---------------

   * Assumes the sale of all shares of common stock covered by this prospectus.

  ** These shares of common stock were purchased in the open market, and are not covered by this prospectus.

 *** Calculated based upon 18,930,368 shares outstanding as of March 31, 2006, (including all 5,100,000 shares we issued on March 10, 2006 upon conversion of the Series B Stock) and assuming the issuance of all 1,581,000 shares covered by this prospectus that are issuable upon exercise of the warrants.

**** Less than 1.0%.

 (1) Shares beneficially owned by Pequot Capital Management, Inc. represent: (i) 2,998,800 shares of common stock and (ii) 899,640 shares of common stock issuable pursuant to currently exercisable warrants.

      Shares beneficially owned by Pequot Capital Management are held of record by the following investment funds in the following amounts: Pequot Scout Fund, L.P., 1,306,110 shares; Pequot Mariner Master Fund, L.P., 676,260 shares; Premium Series PCC Limited -- Cell 33, 53,040 shares; Pequot Diversified Master Fund, Ltd., 86,190 shares; Pequot Navigator Offshore Fund, Inc., 530,400 shares; Premium Series PCC Limited -- Cell 32, 92,820 shares; Pequot Healthcare Fund, L.P., 497,250 shares; Pequot Healthcare Institutional Fund, L.P., 99,450 shares; and Pequot Healthcare Offshore Fund, Inc., 556,920 shares.

      Pequot Capital Management, which is the Investment Manager/Advisor (as applicable) to the above named funds, exercises sole voting and investment power for all the shares, except that Pequot Capital Management does not hold voting power over 53,040 and 92,820 shares held of record by Premium Series PCC Limited Cell 33 and Cell 32, respectively. Arthur J. Samberg is the controlling shareholder of Pequot Capital Management, and disclaims beneficial ownership of the shares except for his pecuniary interest in the above-named investment funds.

      Pequot Capital Management has identified itself as an affiliate of a registered broker-dealer and, accordingly, may be deemed an underwriter of these securities. See "Plan of Distribution" for required disclosure on this Selling Stockholder.

 (2) Represents 1,249,500 shares of common stock, and 374,850 shares issuable pursuant to currently exercisable warrants. Mr. Alec Litowitz possesses voting and/or dispositive power over shares beneficially owned by Magnetar Capital Master Fund, Ltd. Mr. Litowitz disclaims any beneficial ownership of the shares beneficially held by Magnetar Capital Master Fund, Ltd.

 (3) Includes 377,400 shares of common stock, and 113,220 shares issuable pursuant to currently exercisable warrants. Jon D. Gruber and J. Patterson McBaine, through Gruber & McBaine Capital Management, possess shared voting and/or investment power over shares held by Lagunitas Partners LP. Messrs. Gruber and Patterson disclaim any beneficial ownership over the shares held by Lagunitas Partners LP. Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder, this Selling Stockholder may also be deemed to be the beneficial owner of all or a portion of securities that are beneficially owned by other Selling Stockholders denoted by footnotes (5) -- (7).

 (4) Includes 224,400 shares of common stock and 67,320 shares issuable pursuant to currently exercisable warrants. Mr. Richard Smithline possesses sole voting and/or investment power over shares held by CAMOFI Master LDC. Mr. Smithline disclaims any beneficial ownership over the shares held by CAMOFI Master LDC.

 (5) Includes 102,000 shares of common stock and 30,600 shares issuable pursuant to currently exercisable warrants. Jon D. Gruber and J. Patterson McBaine, through Gruber & McBaine Capital Management, possess shared voting and/or investment power over shares held by Gruber & McBaine International. Messrs. Gruber and Patterson disclaim any beneficial ownership over the shares held by Gruber & McBaine International. Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder, this Selling Stockholder may also be deemed to be the beneficial owner of all or a portion of securities that are beneficially owned by other Selling Stockholders denoted by footnotes (3) and
     (6) -- (7).

 (6) Represents 61,200 shares of common stock and 18,360 shares issuable pursuant to currently exercisable warrants. Jon D. Gruber possesses sole voting and/or investment power over shares held by Jon D. and Linda W. Gruber Trust. Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder, this Selling Stockholder may also be deemed to be the beneficial owner of all or a portion of securities that are beneficially owned by other Selling Stockholders denoted by footnotes (3), (5) and (7).

 (7) Represents 61,200 shares of common stock and 18,360 shares issuable pursuant to currently exercisable warrants. J. Patterson McBaine possesses sole voting and/or investment power over shares held in his name. Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder, this Selling Stockholder may also be deemed to be the beneficial owner of all or a portion of securities that are beneficially owned by other Selling Stockholders denoted by footnotes (3) and (5) -- (6).

 (8) Represents 25,500 shares of common stock and 7,650 shares issuable pursuant to currently exercisable warrants. Mr. Gordon Stoffer possesses sole voting and/or investment power over all of the shares. This Selling Stockholder has identified itself as an affiliate of a registered broker-dealer and, accordingly, may be deemed an underwriter of these securities. See "Plan of Distribution" for required disclosure on this Selling Stockholder.

 (9) Represents 24,225 shares issuable pursuant to currently exercisable warrants. This Selling Stockholder has identified himself as an affiliate of a registered broker-dealer and, accordingly, may be deemed an underwriter of this common stock. See "Plan of Distribution" for required disclosure on this Selling Stockholder. This Selling Stockholder received compensation from us for acting as an affiliate of a placement agent for the Series B Stock, and as such may be deemed to have had a material relationship with us in the past three years.

(10) Represents 2,550 shares issuable pursuant to currently exercisable warrants. This Selling Stockholder has identified itself as a registered broker-dealer and, accordingly, is deemed to be an underwriter with respect to its common stock. Mr. Thomas Schweizer, Jr. possesses sole voting and/or investment power over shares held by Brown Advisory Securities, LLC. Mr. Schweizer, Jr. disclaims beneficial ownership over the shares held by Brown Advisory Securities, LLC. See "Plan of Distribution" for required disclosure on this Selling Stockholder. This Selling Stockholder received compensation from us for acting as a placement agent for the Series B Stock, and as such may be deemed to have had a material relationship with us in the past three years.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders may, from time to time, sell any or all of their shares of common stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at prevailing market prices or at other negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares covered by this prospectus:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     - privately negotiated transactions;

     - to cover short sales;

     - broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

     - a combination of any such methods of sale; and

     - any other method permitted pursuant to applicable law.

     The Selling Stockholders may also sell shares covered by this prospectus under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees or other successors in interest identified in a prospectus supplement, if required, will be Selling Stockholders for purposes of this prospectus.

     In connection with the sale of common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     To our knowledge, based upon information provided to us by Selling Stockholders, the only Selling Stockholder who is a registered broker-dealer is Brown Advisory Securities, LLC. As such, they are deemed to be underwriters of the common stock underlying their warrants within the meaning of the Securities Act. We are not aware of any underwriting plan or agreement, underwriter's or dealer's compensation, or passive market-making or stabilization transactions involving the purchase or distribution of its common stock.

     Each Selling Stockholder who is an affiliate of a registered broker-dealer has represented to us that it purchased the securities in the ordinary course of business and that at the time of such purchase, the Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

     The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers.

     The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

     The Company is required to pay all fees and expenses (but not selling commissions) incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the Selling Stockholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

     The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Pursuant to our Amended and Restated Articles of Incorporation, we have 60,000,000 shares of authorized capital stock, which consists of 50,000,000 shares of common stock, 1,500,000 shares of Series A Convertible Preferred Stock (the "Series A Stock"), 1,000 shares of Series B Convertible Preferred Stock (the "Series B Stock") and 8,499,000 shares of undesignated stock.

COMMON STOCK

     Holders of common stock are entitled to receive such dividends as are declared by the Board of Directors, out of funds legally available for the payment of dividends. We expect to retain any earnings to finance development of our business. Accordingly, we do not anticipate payment of any dividends on our common stock for the foreseeable future.

     In the event of any liquidation, dissolution or winding up, the holders of each share of common stock are entitled to share equally in any balance of our assets available for distribution.

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. There is no cumulative voting for election of directors, which means that a majority of the shareholders may elect all of the members of the Board of Directors. Holders of common stock have no preemptive rights to subscribe for or to purchase any additional shares of common stock or other obligations convertible into shares of common stock or Preferred Stock which we may, hereafter, issue.

     All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock are not liable for further calls or assessments.

     Our common stock is listed on the Over-the-Counter Bulletin Board under the symbol "HFIT." On December 31, 2005, we had issued and outstanding 13,787,349 shares of common stock (excluding all 6,681,000 shares covered by this prospectus). According to the records of our transfer agent, as of December 31, 2005, there were 494 holders of record of our common stock.

SERIES A CONVERTIBLE PREFERRED STOCK

     Our Amended and Rested Articles of Incorporation designate 1,500,000 shares of Series A Convertible Preferred Stock (the "Series A Stock"). Effective November 15, 2005, we redeemed all issued and outstanding shares of Series A Stock, which are not available for reissuance. As of the date of this prospectus, no shares of Series A Stock were outstanding. Although future issuance of shares of Series A Stock is unlikely, 391,178 shares of Series A Stock are available for original issuances after the date of this prospectus.

     The rights and preferences of the Series A Stock include:

     - Each share of Series A Stock is entitled to a number of votes equal to the number of shares of common stock into which it is then convertible. Holders of Series A Stock vote together as one class together with holders of common stock, except in certain limited circumstances.

     - Each share of Series A Stock is convertible at the option of the holder into two shares of common stock (or such greater number as may result from weighted average anti-dilution adjustments that reduce the conversion price).

     - Holders of Series A Stock are entitled to certain pre-emptive rights in connection with future direct or indirect issuances of equity securities.

     - Each share of Series A Stock has a stated dividend rate of 6% per year calculated based upon the initial per share issuance price of $1.00. Dividends are payable in-kind in the form of additional shares of Series A Stock using a price of $1.00 per share.

     - In the event of a liquidation, dissolution or winding up, holders of Series A Stock are entitled to a liquidation preference of $1 per share plus a decreasing liquidation premium of 3% prior to December 8, 2006, 2% prior to December 8, 2007 and 1% prior to December 8, 2007.

     - Each share of Series A Stock contains redemption provisions upon a change of control, among other events. The redemption price is the greater of the liquidation value (described above) or the fair market value of the Series A Stock on an as-converted basis.

SERIES B CONVERTIBLE PREFERRED STOCK

     Effective November 14, 2005, our Board of Directors authorized the designation of 1,000 shares of Series B Convertible Preferred Stock (the "Series B Stock"). Effective November 14, 2005, we issued 1,000 shares of Series B Stock. As of December 31, 2005, all 1,000 shares of Series B Stock we issued on November 14, 2005 remained outstanding. Effective March 10, 2006, the date that the SEC first declared effective the registration statement to which this prospectus relates, all shares of Series B Stock were automatically converted into an aggregate of 5,100,000 shares of common stock (i.e., a conversion rate of 5,100 for each share of Series B Stock).

     Each share of Series B Stock was entitled to a number of votes equal to the number of shares of common stock into which it is then convertible (i.e., 5,100 votes). Except as required by law, holders of Series B Stock would have voted together as one class together with holders of common stock. Each share of Series B Stock had a stated dividend rate of 5% per year calculated based upon the initial per share issuance price of $10,200.

UNDESIGNATED SHARES

     Our Amended and Restated Articles of Incorporation authorize the Board of Directors to establish more than one class or series of shares. As of the date of this prospectus, we had 8,499,000 undesignated shares available for the Board of Directors to establish additional classes or series. In establishing a class or series, the Board is authorized to set the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights, and certain other rights and preferences. Although there is no current intention to do so, the Board of Directors may issue shares of a class or series of Preferred Stock with rights which could adversely affect the voting power of the holders of common stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility and to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

     Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of our voting stock (from a person other than the company and other than in connection with certain mergers and exchanges to which the company is a party) resulting in the acquiring person owning 20% or more of our voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the company within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

     Section 302A.673 of the Minnesota Business Corporation Act generally prohibits us or any of our subsidiaries from entering into any transaction with a shareholder under which the shareholder purchases 10% or more of our voting shares (an "interested shareholder") within four years following the date the person became an interested shareholder, unless the transaction is approved by a committee of all of the disinterested members of our board of directors serving before the interested shareholder acquires the shares.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A. Its address is P.O. Box 64854, St. Paul, Minnesota 55164.

LISTING

     Our common stock is listed on the Over-the-Counter Bulletin Board under the symbol "HFIT."

                                 LEGAL MATTERS

     The validity of the Shares being offered hereby is being passed upon for us by Fredrikson & Byron, P.A. Such legal advice is solely for our benefit and not for any shareholder or prospective investor.

                                    EXPERTS

     The financial statements of Health Fitness Corporation incorporated by reference in this prospectus for the years ended December 31, 2005 and 2004, were audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in its report thereon incorporated by reference herein, given on the authority of such firm as experts in accounting and auditing.

     The financial statements of HealthCalcNet, Inc. incorporated by reference in this prospectus for the year ended December 31, 2004, were audited by Weaver and Tidwell, L.L.P., independent registered public accounting firm, as set forth in its report thereon incorporated by reference herein, given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file periodic reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at: (800) SEC-0330 for further information about the Public Reference Room.

     We also make most of our filings available on our website at www.hfit.com. We are not including the information on our website as part of this prospectus or any prospectus supplements.